                                                                    Exhibit 4.58

                          GLOBAL COMMUNICATIONS LIMITED

                                     - AND -

                       CANWEST GLOBAL COMMUNICATIONS CORP.

                                     - AND -

                           OSPREY MEDIA HOLDINGS INC.

                            SHARE PURCHASE AGREEMENT

                                JANUARY 24, 2003

                          OSLER, HOSKIN & HARCOURT LLP
                       DAVIES WARD PHILLIPS & VINEBERG LLP

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                                TABLE OF CONTENTS

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ARTICLE 1
         DEFINITIONS AND PRINCIPLES OF INTERPRETATION............................................    1
         1.1      Definitions....................................................................    1
         1.2      Certain Rules of Interpretation................................................   11
         1.3      Entire Agreement...............................................................   12
         1.4      Schedules and Exhibits.........................................................   13

ARTICLE 2
         PURCHASE AND SALE.......................................................................   14
         2.1      Action by Vendor and Purchaser.................................................   14
         2.2      Place of Closing...............................................................   14
         2.3      Tender.........................................................................   15

ARTICLE 3
         SHAREHOLDER LOAN AMOUNT AND SHARE PURCHASE PRICE........................................   15
         3.1      Advance of Shareholder Loan Amount.............................................   15
         3.2      Share Purchase Price...........................................................   15
         3.3      Payment of Aggregate Consideration.............................................   15
         3.4      Net Working Capital Adjustment.................................................   15
         3.5      Objection to Closing Statement.................................................   16
         3.6      Allocation of Share Purchase Price and Repayment of Shareholder Loans..........   17

ARTICLE 4
         REPRESENTATIONS AND WARRANTIES OF THE VENDOR............................................   17
         4.1      Incorporation and Registration.................................................   17
         4.2      Residence of the Vendor........................................................   17
         4.3      Right to Sell..................................................................   17
         4.4      Capitalization.................................................................   18
         4.5      Title to the Assets............................................................   18
         4.6      Due Authorization..............................................................   18
         4.7      Enforceability of Obligations..................................................   18
         4.8      Absence of Conflicting Agreements..............................................   18
         4.9      Regulatory Approvals...........................................................   19
         4.10     Financial Statements and Interim Financial Statements..........................   19
         4.11     Absence of Undisclosed Liabilities.............................................   19
         4.12     Absence of Changes and Unusual Transactions....................................   19
         4.13     Absence of Guarantees..........................................................   21
         4.14     Condition of Assets............................................................   21
         4.15     Inventories....................................................................   21
         4.16     Collectibility of Accounts Receivable..........................................   21
         4.17     Business in Compliance with Law................................................   21
         4.18     Governmental Authorizations....................................................   21
         4.19     Intellectual Property..........................................................   21
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                                TABLE OF CONTENTS
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         4.20     Owned Real Property............................................................   23
         4.21     Leased Real Property...........................................................   23
         4.22     Real Property Generally........................................................   24
         4.23     Environmental Matters..........................................................   25
         4.24     Employment Matters.............................................................   27
         4.25     Collective Agreements..........................................................   28
         4.26     Pension and Other Benefits.....................................................   28
         4.27     Insurance......................................................................   29
         4.28     Material Contracts.............................................................   29
         4.29     Litigation.....................................................................   30
         4.30     Tax Matters....................................................................   30
         4.31     Trade Allowances...............................................................   31
         4.32     No Subsidiaries................................................................   31
         4.33     Corporate Records..............................................................   31
         4.34     Books of Account...............................................................   32
         4.35     Customers and Suppliers........................................................   32
         4.36     Non-Arm's Length Transactions..................................................   32

ARTICLE 5
         REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.........................................   32
         5.1      Incorporation..................................................................   32
         5.2      Due Authorization..............................................................   32
         5.3      Enforceability of Obligations..................................................   33
         5.4      Absence of Conflicting Agreements..............................................   33
         5.5      Investment Canada..............................................................   33
         5.6      Litigation.....................................................................   33
         5.7      Financing......................................................................   33
         5.8      Competition Act Approval.......................................................   34

ARTICLE 6
         NON-WAIVER; SURVIVAL....................................................................   34
         6.1      Non-Waiver.....................................................................   34
         6.2      Nature and Survival............................................................   34

ARTICLE 7
         PURCHASER'S CONDITIONS PRECEDENT........................................................   35
         7.1      Truth and Accuracy of Representations of Vendor at the Closing Time............   35
         7.2      Performance of Obligations.....................................................   35
         7.3      Receipt of Closing Documentation...............................................   35
         7.4      Opinion of Counsel for Vendor..................................................   36
         7.5      Consents, Authorizations and Registrations.....................................   36
         7.6      No Proceedings.................................................................   36
         7.7      Encumbrances...................................................................   36
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                                TABLE OF CONTENTS
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         7.8      Directors and Officers.........................................................   36
         7.9      Closing Agreements.............................................................   37
         7.10     Hollinger ROFR.................................................................   37
         7.11     No Adverse Legislation.........................................................   37
         7.12     Operational Services Agreements................................................   37

ARTICLE 8
         VENDOR'S CONDITIONS PRECEDENT...........................................................   37
         8.1      Truth and Accuracy of Representations of the Purchaser at Closing Time.........   37
         8.2      Performance of Obligations.....................................................   38
         8.3      Receipt of Closing Documentation...............................................   38
         8.4      Opinion of Counsel for Purchaser...............................................   38
         8.5      Consents, Authorizations and Registrations.....................................   38
         8.6      No Proceedings.................................................................   38
         8.7      Closing Agreements.............................................................   39
         8.8      Hollinger ROFR.................................................................   39
         8.9      Operational Services Agreements................................................   39
         8.10     Purchaser's Certificate........................................................   39

ARTICLE 9
         OTHER COVENANTS OF THE PARTIES..........................................................   39
         9.1      Conduct of Business Prior to Closing...........................................   39
         9.2      Access for Investigation.......................................................   42
         9.3      Actions to Satisfy Closing Conditions..........................................   42
         9.4      Preservation of Records and Access to Personnel................................   42
         9.5      Accounts Receivable/Allowance for Doubtful Accounts............................   43
         9.6      Stub Period Returns............................................................   43
         9.7      Purchaser's Option if Damage, Etc..............................................   43
         9.8      Consent to Jurisdiction........................................................   44
         9.9      Defamation Insurance...........................................................   44
         9.10     Change of Website Address and Masthead.........................................   44
         9.11     LTD Employees..................................................................   44
         9.12     Excluded Employee..............................................................   45
         9.13     Inactive St. Catharines Employees..............................................   45
         9.14     Mutual Understanding Regarding Amendments......................................   45
         9.15     Inter-Affiliate Accounts.......................................................   45

ARTICLE 10
         INDEMNIFICATION.........................................................................   46
         10.1     Indemnification for Breaches of Covenants and Warranty, etc....................   46
         10.2     Indemnification Procedures for Third Party Claims and Governmental Orders......   47
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         10.3     Additional Indemnification Procedures for Remediation Orders and Remediation...   48
         10.4     Good Faith.....................................................................   50
         10.5     Disputes.......................................................................   50

ARTICLE 11
         GENERAL.................................................................................   51
         11.1     Public Notices.................................................................   51
         11.2     Expenses.......................................................................   51
         11.3     Notices........................................................................   51
         11.4     Assignment.....................................................................   52
         11.5     Arbitration....................................................................   52
         11.6     Amendment......................................................................   52
         11.7     Further Assurances.............................................................   52
         11.8     Execution and Counterparts.....................................................   53
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                                      -iv-

         THIS SHARE PURCHASE AGREEMENT is made as of January 24, 2003.

BETWEEN:

                  GLOBAL COMMUNICATIONS LIMITED, a corporation governed by the laws of Manitoba, (the "Vendor"),

                                     - and -

                  CANWEST GLOBAL COMMUNICATIONS CORP., a corporation governed by the laws of Canada, ("CanWest"),

                                     - and -

                  OSPREY MEDIA HOLDINGS INC., a corporation governed by the laws of Ontario, (the "Purchaser").

RECITALS:

A. The Vendor beneficially owns and controls all of the issued and outstanding shares of the corporations listed in Exhibit A, each of which is governed by the laws of Canada (each a "Company" and, collectively, the "Companies").

B. The Purchaser has agreed (a) to cause its wholly-owned subsidiary, Osprey Media Group Inc., to advance certain funds to the Companies so as to permit them to repay certain indebtedness to the Vendor and (b) to purchase from the Vendor all of the issued and outstanding shares of the Companies, and the Vendor has agreed (i) to cause the Companies to repay certain indebtedness to the Vendor and (ii) to sell to the Purchaser all of the issued and outstanding shares of the Companies, all on the terms and conditions of this Agreement.

C. CanWest has agreed to provide the Purchaser with the indemnities set forth in this Agreement.

THEREFORE, the parties agree as follows:

                               ARTICLE 1
                  DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1      DEFINITIONS

Whenever used in this Agreement, the following words and terms have the meanings set out below:

         "ACCOUNTS PAYABLE" means amounts due and owing by the Companies to Employees, traders, suppliers and other Persons in the ordinary course of business but, for certainty, not including the Shareholder Loans;

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                                       -2-

         "ACCOUNTS RECEIVABLE" means accounts receivable, bills receivable, trade accounts, book debts and insurance claims recorded as receivable in the books and records of the Companies and any other amount due to the Companies including any refunds and rebates, and the benefit of all security (including cash deposits), guarantees and other collateral held by the Companies;

         "ACCRUED LIABILITIES" means accrued liabilities of the Companies incurred in the ordinary course of business, including the liabilities associated with prepaid subscriptions, deferred revenue, accruals in respect of Employees, customer rebates and allowances other than deferred income taxes and other deferred credits but, for certainty, not including the Shareholder Loans;

         "AFFILIATE" means, at any time, and with respect to any Person, any other Person that at such time, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such first Person. As used in this definition, "CONTROL" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

         "AGGREGATE CONSIDERATION" has the meaning given it in Section 3.3;

         "AGREEMENT" means this Share Purchase Agreement, including all schedules, and all amendments or restatements, as permitted, and references to "ARTICLE" or "SECTION" mean the specified Article or Section of this Agreement;

         "ARBITRATION PROCEDURES" means the procedures described in Schedule 1.1(a);

         "BALANCE SHEET" means the audited balance sheet of the Companies on a combined basis as at August 31, 2002, forming part of the Financial Statements, and including an audited opening balance sheet of the Companies on a combined basis as at August 31, 2001;

         "BENEFIT PLANS" means all plans, arrangements, agreements, programs, policies, practices or undertakings, to or by which any of the Companies or the Vendor is a party or bound or under which any of the Companies or the Vendor has any liability, relating to: (a) Pension Plans; (b) Insurance Plans; or (c) Compensation Plans, with respect to any Employees or former employees of the Companies (or any dependants or beneficiaries of any such Employees or former employees), other than Union Plans and Statutory Plans;

         "BUSINESS" means the business of owning, operating, publishing and distributing the newspapers and related publications and businesses, including the printing operations, identified in Exhibit A;

         "BUSINESS DAY" means any day, other than a Saturday or Sunday, on which the principal commercial banks in the Cities of Toronto and Winnipeg are open for commercial banking business during normal banking hours;

         "CANWEST" means CanWest Global Communications Corp.;

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                                       -3-

         "CANWEST/SOUTHAM INTELLECTUAL PROPERTY" means all intellectual property rights of CanWest and any of its Affiliates (other than the Companies) which are used by more than one of CanWest's Affiliates;

         "CLAIMS" means any written claim, demand, action, cause of action, grievance or complaint, but excluding any Remediation Order and proceedings with respect to Remediation Orders;

         "CLOSING" means the completion of the sale to and purchase by the Purchaser of the Purchased Shares under this Agreement;

         "CLOSING AGREEMENTS" means, collectively, the Pension and Employee Benefits Plans Agreement, the Transitional Services Agreement and the Non-Competition Agreement, substantially in the form attached as Exhibits B, C and D, respectively;

         "CLOSING DATE" means February 14, 2003;

         "CLOSING NET WORKING CAPITAL" has the meaning given it in Section 3.2;

         "CLOSING STATEMENT" has the meaning given it in Section 3.4;

         "CLOSING TIME" means 10:00 o'clock a.m., Toronto time, on the Closing Date or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place;

         "COLLECTIVE AGREEMENTS" means collective agreements and memoranda of settlement for the renewal of collective agreements with trade unions acting as bargaining agents for Employees by which any of the Companies is bound;

         "COMPANIES" has the meaning given it in Recital A;

         "COMPENSATION PLANS" means any and all employment benefits relating to bonus, commission, incentive pay or compensation, performance compensation, deferred compensation, profit sharing or deferred profit sharing, share purchase, share option, stock appreciation, phantom stock, vacation or vacation pay, sick pay, severance or termination pay, employee loans or separation from service benefits, or any other type of arrangement providing for compensation or benefits additional to base pay or salary;

         "COMPETITION ACT APPROVAL" means:

         (a) the issuance of an advance ruling certificate ("ARC") pursuant to Section 102 of the Competition Act (Canada) (the "Competition Act") by the Commissioner of Competition appointed under the Competition Act (the "Commissioner") to the effect that he is satisfied that he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement and the Commissioner shall not have subsequently withdrawn or purported to withdraw the ARC and the Commissioner shall not have indicated that he has obtained new information as a result of which he is no longer satisfied that he

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                                       -4-

                  would not have sufficient grounds on which to apply to the Competition Tribunal under Section 92 with respect to the transactions contemplated by this Agreement; or

         (b) the applicable waiting period under Section 123 of the Competition Act has expired, and the Purchaser shall have been advised in writing by the Commissioner that the Commissioner does not currently intend to make an application for an order under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement and neither the Commissioner nor any of his representatives shall have rescinded or amended such advice and that any terms and conditions attached to any such advice shall be acceptable to the Purchaser and the Vendor;

         "COMPLETION REPORT" means a written report from a properly qualified consultant confirming that a Remediation has been completed in compliance with the Remediation Plan and Environmental Laws and shall include:

         (c)      a detailed description of the Remediation work performed;

         (d) except where an SSRA has been performed, to the extent that the consultant is able to do so within normal practices in the consulting industry, a statement that the consultant is of the opinion that any of the Environmental Conditions considered in the Remediation Plan were addressed in accordance with the Remediation Plan and that this conclusion was made in accordance with all generally accepted engineering and environmental practices;

         (e) where an SSRA is performed, that the SSRA was conducted in accordance with the requirements and procedures specified in all applicable Environmental Laws and generally accepted engineering and environmental practices; and

         (f) copies of all test pit, borehole or monitoring well logs, test reports, drawings, sketches and other information or materials generally included in such reports in accordance with generally accepted engineering and environmental practices;

         "CONFIDENTIAL INFORMATION MEMORANDUM" means the Confidential Information Memorandum dated March 2002 regarding selected small market daily and community newspapers of the Vendor;

         "CONTENT" means all text, data, information and graphics included in any newspapers, magazines, publications or websites published or operated by the Companies;

         "CONTRACT" means any contract, licence, lease, agreement, commitment, entitlement or engagement to which any of the Companies is a party or by which it is bound or under which any of the Companies has, or will have, any liability or contingent liability, and includes any quotation, order or tender for any contract which remains open for acceptance and any warranty, guarantee or commitment (express or implied);

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                                       -5-

         "EBITDA" means earnings before interest expense, income taxes, depreciation and amortization and before central charges and add-backs;

         "EMPLOYEES" means those individuals employed or retained by the Companies on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence (other than the Excluded Employee);

         "ENCUMBRANCE" means any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, restriction, development or similar agreement, easement, right-of-way, title defect, option or adverse claim, or encumbrance of any kind or character whatsoever, including the Hollinger ROFR;

         "ENVIRONMENT" means the natural environment as defined in any Environmental Laws and includes air, surface water, ground water, land surface, soil, subsurface strata and any sewer system;

         "ENVIRONMENTAL APPROVAL" means any approval, permit, certificate, licence, authorization, consent, agreement, instruction, direction, registration, or other similar approval issued, granted, conferred or required by a Governmental Authority pursuant to an Environmental Law with respect to the operations, business or assets of the Companies;

         "ENVIRONMENTAL CONDITION" means any condition or circumstance arising out of or in connection with the presence of any Hazardous Substance in, on, under or migrating from any Real Property at or prior to the Closing Date (other than any Hazardous Substance the existence of which is specifically disclosed in any of the environmental reports or other materials listed in Schedule 4.23) where: (i) any Governmental Authority issues a Remediation Order to the Purchaser, the Companies or the Vendor as a result or relating to such Hazardous Substance; or (ii) any Claim is commenced against the Purchaser or the Companies by any Person as a result of or relating to such Hazardous Substance;

         "ENVIRONMENTAL DEDUCTIBLE" has the meaning given it in Section 10.1(e);

         "ENVIRONMENTAL LAWS" means those Laws relating to the Environment in effect as of the Closing Date, and includes any Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, reuse, recycling, Release and disposal of Hazardous Substances, and excludes Occupational Health and Safety Laws;

         "EQUIPMENT" means fixed assets, machinery, equipment, fixtures, furniture, furnishings, vehicles, material handling equipment, implements, parts, tools, jigs, dies, molds, patterns and tooling, owned or used or held by the Companies, including any which are in storage or in transit, and other tangible property and facilities used by the Companies whether located in or on the premises of the Companies or elsewhere;

         "EQUIPMENT CONTRACTS" means motor vehicle leases, equipment leases, conditional sales contracts, title retention agreements and other similar agreements relating to equipment used by the Companies;

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                                       -6-

         "EXCLUDED EMPLOYEE" means Robert MacKenzie;

         "FINANCIAL STATEMENTS" means the audited financial statements for the Companies on a combined basis for the period September 1, 2001 to August 31, 2002, including the notes to such financial statements, together with the report of the Vendor's auditors thereon, a copy of which is annexed as Schedule 4.10(a);

         "GAAP" means the accounting principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants;

         "GOVERNMENTAL AUTHORITY" means any government, regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, official, minister, Crown corporation, court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other geographic or political subdivision thereof;

         "GOVERNMENTAL AUTHORIZATION" means any authorization, approval, including any Environmental Approval, certificate, order, consent, directive, notice, licence, permit, variance, registration or similar right issued to or required by any of the Companies by or from any Governmental Authority;

         "GUARANTEES" means (i) the guarantee agreements by each of the Companies and each of its respective predecessors, each dated as of November 16, 2000 or November 22, 2000, made in favour of The Bank of Nova Scotia, as administrative agent, and concerning senior secured credit facilities of CanWest Media Inc., an Affiliate of CanWest and
         (ii) the guarantees provided by each of the Companies in connection with senior subordinated notes due in 2011 issued by CanWest Media Inc. pursuant to an Indenture dated as of May 17, 2001;

         "HAZARDOUS SUBSTANCE" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, prohibited substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws including any asbestos or asbestos-containing materials;

         "HOLLINGER ROFR" means the right of first refusal of Hollinger Inc. and certain of its Affiliates to acquire the assets of the Companies;

         "INACTIVE ST. CATHARINES EMPLOYEES" means those former employees listed in Schedule 9.13 who are not actively engaged in the business of the St. Catharines Standard Group Inc.;

         "INTELLECTUAL PROPERTY" means all patents, copyrights, Trade-marks (including registrations of and applications for all of the foregoing in any jurisdiction and renewals, divisions, extensions and reissues, where applicable, relating thereto), trade secrets, confidential information, Technology and all other intellectual property rights of any kind or nature, other than CanWest/Southam Intellectual Property;

         "INTER-AFFILIATE ACCOUNTS" has the meaning given it in Section 9.14;

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                                       -7-

         "INSURANCE PLANS" means any and all employment benefits relating to disability or wage continuation during periods of absence from work (including short-term disability, long-term disability and workers' compensation), hospitalization, health, eye care, medical or dental treatments or expenses, life insurance, death or survivor's benefits and supplementary employment insurance, in each case regardless of whether or not such benefits are insured or self-insured;

         "INTERIM FINANCIAL STATEMENTS" means the in-house unaudited statements of profit and loss of each of the Publishing Groups for each of the four months ended September 30, October 31, November 30 and December 31, 2002, together with comparisons to the corresponding four months of 2001, copies of which are annexed as Schedule 4.10;

         "INVENTORIES" means inventories of the Companies of every kind and nature and wheresoever situate, including inventories of raw materials, works-in-progress, finished goods and by-products, spare parts, operating supplies and packaging materials;

         "LAWS" means applicable laws, statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, treaties, notices, directions and judicial, arbitral, administrative, ministerial or departmental judgements, awards or other requirements having the force of law of any Governmental Authority;

         "LEASED REAL PROPERTY" means premises used by the Companies which are leased, subleased, licensed or otherwise occupied by the Companies and the interest of the Companies in all fixtures and improvements situate on or forming part of such premises;

         "LENDERS" means the lenders to CanWest and/or its Affiliates under its senior secured lending facility, its senior subordinated notes and its subordinated notes;

         "LOSS" means any damage, loss, costs, liability or expense (including Remediation Costs) suffered or incurred in connection with a Claim or Remediation Order, including reasonable professional fees, reasonable legal fees on a solicitor and client basis and all costs incurred in investigating or pursuing a Claim or Remediation Order or any proceeding relating to a Claim or Remediation Order;

         "LTD EMPLOYEES" means all Employees who are not members of a union, are not actively engaged in the business of the Companies as of the Closing Date and are receiving benefits under any long-term disability plan, as set forth on Schedule 4.24;

         "MATERIAL ADVERSE EFFECT" means, in respect of any Company or the Companies as a whole, as the context requires, any condition, event or development which is or reasonably could be expected to result in or represent a material adverse effect or change, individually or in the aggregate, on or in the financial condition, assets, business, operations or prospects, results of operations, liabilities or rights of, or which has a significant adverse effect on the value of the business of, such Company, or of the Companies as a whole, as the case may be;

         "MATERIAL CONTRACT" means any (a) Collective Agreement; (b) Real Property Lease in respect of which the annual rent exceeds $25,000; (c) Trade-Mark license; (d) Pension

         Plan; and (e) Contract (i) involving a one-time cost or annual payments to or by any of the Companies in excess of $25,000, (ii) involving rights or obligations of any of the Companies that may reasonably extend beyond one year which cannot be terminated without penalty on less than three months notice and which has annual payments in excess of $25,000, (iii) which is outside the ordinary course of business, or
         (iv) containing any material restriction on the ability of any of the Companies to carry on its business;

         "NET WORKING CAPITAL" means, for the Companies on a combined basis, the aggregate of: cash and cash equivalents of the Companies; plus the value of all Accounts Receivable, less a reasonable allowance for doubtful accounts; plus the value of all Inventories; plus the value of prepaid expenses of the Companies; less the aggregate value of all Accounts Payable and Accrued Liabilities, the whole as determined in accordance with Schedule 3.4 and otherwise in accordance with GAAP;

         "NOTES" means the notes dated November 3, 2000 issued by each of the Companies (other than CanWest St. Catharines R.P. Holdings Inc.) to either Hollinger Canadian Newspaper, Limited Partnership or Southam Inc., which notes were subsequently assigned to the Vendor;

         "NOTICE" has the meaning given in Section 11.3;

         "OCCUPATIONAL HEALTH AND SAFETY LAWS" means all Laws relating in full or in part to the protection of employee or worker health and safety;

         "OPERATIONAL SERVICES AGREEMENTS" means the following agreements, each dated as of April 30, 2002: (a) the Advertising Representation Agreement between CanWest Media Sales Limited and each of the Companies; (b) the CanWest News Services Agreement between CanWest Publications Inc. and each of the Companies; (c) the CanWest Editorial Services Agreement between CanWest Publications Inc. and each of the Companies; and (d) the Electronic Distribution Agreement between Infomart Limited and each of the Companies;

         "OWNED REAL PROPERTY" means real property owned by the Companies including all fixtures and improvements situate on or forming part of such real property;

         "PARTIES" means the Vendor and the Purchaser collectively, and "Party" means any one of them;

         "PENSION PLANS" means all benefit plans relating to retirement or retirement savings including pension plans, pensions or supplemental pensions, "registered retirement savings plans" (as defined in the Income Tax Act (Canada)), "registered pension plans" (as defined in the Income Tax Act (Canada)) and "retirement compensation arrangements" (as defined in the Income Tax Act (Canada)) including SERAs;

         "PERMITTED ENCUMBRANCES" means the Encumbrances listed in Schedule 1.1(b);

         "PERSON" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires, any of the foregoing when acting as trustee, executor, administrator or other legal representative;

         "PUBLISHING GROUPS" means: Brantford Expositer Group Inc., Flamborough Review Newspaper Inc., Hamilton Printing Group Inc., Niagara Newspaper Group Inc., Peninsula Newspaper Group Inc., St. Catharines Standard Group Inc., SOCN - Brabant Group (consisting of Ancaster News, Dundas Star News, Hamilton News -Mountain Edition, and Stoney Creek newspapers and related shoppers and administration), SOCN - Fairway Group (consisting of New Hamburg Independent, Cambridge Times, Guelph Tribune and Waterloo Chronicle newspapers and related shoppers and administration) and SOCN - Administration (consisting of administration for SOCN - Brabant Group and SOCN - Fairway Group);

         "PURCHASED SHARES" means all of the issued and outstanding shares in the capital of the Companies;

         "REAL PROPERTY" means the Owned Real Property and the Leased Real
          Property;

         "REAL PROPERTY LEASES" means all agreements to lease, leases, subleases or licences or other agreements or rights pursuant to which the Companies use or occupy the Leased Real Property;

         "RELEASE" has the meaning prescribed in any Environmental Laws and includes, any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction, whether accidental or intentional;

         "REMEDIATION" means any work reasonably required to:

         (a) investigate, control, treat, extract, remediate, remove or dispose of any Environmental Condition; and

         (b) develop an SSRA to address any Environmental Condition and implement any actions required in any such SSRA,

         and "REMEDIATE" has a similar meaning;

         "REMEDIATION COSTS" means the commercially reasonable out-of-pocket costs and expenses actually incurred with respect to a Remediation Plan and a Remediation;

         "REMEDIATION ORDER" means any legally binding administrative complaint, direction, order or sanction issued, filed, imposed or threatened by any Governmental Authority pursuant to any Environmental Laws and includes, any order requiring investigation or remediation of any site or any remediation or clean-up of any Hazardous Substance, or requiring that any Release or any other activity be reduced, modified or eliminated or requiring any form of payment or co-operation be provided to any Governmental Authority;

         "REMEDIATION PLAN" means a written plan developed by a properly qualified consultant to Remediate an Environmental Condition;

         "SERA" means a supplemental executive retirement arrangement;

         "SHAREHOLDER LOANS" means, collectively, the indebtedness of each of the Companies to the Vendor pursuant to the Notes;

         "SHAREHOLDER LOAN AMOUNT" means the amount of the principal and accrued interest outstanding under the Shareholder Loans on the Closing Date;

         "SHARE PURCHASE PRICE" has the meaning given it in Section 3.3;

         "SSRA" means a site specific risk assessment conducted in accordance with any Environmental Laws or the Guideline for Use at Contaminated Sites in Ontario and the Guidance on Site Specific Risk Assessment for Use at Contaminated Sites in Ontario (including, without limitation, any requirement regarding submission to, review by and approval by any Governmental Authority and any requirement for peer review);

         "STATUTORY PLANS" means statutory benefit plans with which the Companies are required to comply, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workers' compensation and unemployment insurance legislation;

         "TAX RETURNS" includes, all returns, reports, declarations, elections, notices, filings, information returns and statements filed or required to be filed in respect of Taxes;

         "TAXES" means taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other government pension plan premiums or contributions;

         "TECHNOLOGY" means any computer software and hardware, equipment, device, tool, method, process, procedure, technique, formula, design, plan, technical information, research data, discovery, know-how, concept or invention, whether or not patentable, and any other subject matter of a technical or functional nature, but not including any CanWest/Southam Intellectual Property owned or used by the Companies;

         "TRADE-MARKS" means trade-marks, brand names, internet domain names, trade names, slogans, URLs, designs, graphics and logos, and other indicia of origin, whether or not registered or used by the Companies, but not including any CanWest/Southam Intellectual Property used by the Companies;

         "UNION PLANS" means benefit plans which are or are required to be established and maintained pursuant to a Collective Agreement and which are not maintained or administered by the Companies or any of their Affiliates; and

         "WORKING CAPITAL ADJUSTMENT" has the meaning given it in Section 3.4.

1.2      CERTAIN RULES OF INTERPRETATION

In this Agreement:

         (a) CONSENT - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

         (b) CURRENCY - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

         (c) GOVERNING LAW - This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

         (d) HEADINGS - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

         (e) INCLUDING - Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".

         (f) NO STRICT CONSTRUCTION - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

         (g) NUMBER AND GENDER - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

         (h) SEVERABILITY - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

         (i) STATUTORY REFERENCES - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

         (j) TIME - Time is of the essence in the performance of the Parties' respective obligations.

         (k) TIME PERIODS - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

         (l) GAAP - All accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with GAAP.

         (m) KNOWLEDGE - Reference to the knowledge of the Vendor or the Vendor's knowledge means to the best of the knowledge, information and belief of Robert Calvert and the senior executives of CanWest, after due enquiry (including due enquiry of the publishers of the Companies).

         (n) MADE AVAILABLE - Any reference to information or materials being made available by the Vendor to the Purchaser shall mean that such information or materials were, on or before the date of this Agreement: (i) placed in the due diligence data room located at the offices of Osler, Hoskin & Harcourt LLP, counsel to the Vendor and reflected on the data room index provided to the Purchaser or its representatives; or (ii) provided directly to the Purchaser or its representatives by CanWest or its Affiliates or any of their respective representatives.

         (o) DISCLOSURE SCHEDULES - Except as otherwise expressly provided in this Agreement, disclosure in a Schedule shall not be considered to be disclosure for the purposes of any other Schedule.

1.3      ENTIRE AGREEMENT

This Agreement, together with the agreements and other documents required to be delivered pursuant to this Agreement, constitutes the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, except for the Confidentiality Agreement dated March 28, 2002. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

1.4      SCHEDULES AND EXHIBITS

The schedules and exhibits to this Agreement, as listed below, are an integral part of this Agreement:

SCHEDULE/EXHIBIT                              DESCRIPTION
----------------                              -----------
Exhibit A                  List of Companies and Publications/Operations

Exhibit B                  Form of Pension and Employee Benefits Plans Agreement

Exhibit C                  Form of Transitional Services Agreement

Exhibit D                  Form of Non-Competition Agreement

Exhibit E                  Form of Opinion of Kaye Scholer LLP

Exhibit F                  Form of Advertising Representation Agreement

Exhibit G                  Form of CanWest News Services Agreement

Exhibit H                  Form of CanWest Editorial Services Agreement

Exhibit I                  Form of Electronic Distribution Agreement

Schedule 1.1(a)            Arbitration Procedures

Schedule 1.1(b)            Permitted Encumbrances

Schedule 3.4               Net Working Capital Calculation

Schedule 3.6               Allocation of Share Purchase Price

Schedule 4.4               Capitalization

Schedule 4.10(a)           Financial Statements

Schedule 4.10(b)           Interim Financial Statements

Schedule 4.12              Changes and Unusual Transactions

Schedule 4.18              Governmental Authorizations

Schedule 4.19              Intellectual Property

Schedule 4.20              Owned Real Property

Schedule 4.21              Leased Real Property

Schedule 4.23              Environmental Matters

Schedule 4.24              Employment Matters

Schedule 4.25              Collective Agreements

Schedule 4.26              Pension and Benefit Plans

Schedule 4.28              Material Contracts

Schedule 4.29              Litigation

Schedule 4.30              Tax Matters

Schedule 4.35              Commercial Print Customers

Schedule 4.36              Services Provided to the Companies

Schedule 9.12              Inactive St. Catharines Employees

                                   ARTICLE 2
                                PURCHASE AND SALE

2.1      ACTION BY VENDOR AND PURCHASER

Subject to the provisions of this Agreement, at the Closing Time:

         (a) REPAYMENT OF SHAREHOLDER LOANS - the Purchaser shall cause its wholly-owned subsidiary, Osprey Media Group Inc., to advance the Companies the Shareholder Loan Amount and the Vendor shall cause the Companies to use such funds to repay the Shareholder Loans in full, all as provided in Section 3.3;

         (b) RELEASE OF OBLIGATIONS UNDER THE SHAREHOLDER LOANS - the Vendor shall deliver to the Companies a full release of all of the obligations of the Companies under the Shareholder Loans;

         (c) PURCHASE AND SALE OF PURCHASED SHARES - the Vendor shall sell and the Purchaser shall purchase the Purchased Shares;

         (d) PAYMENT OF SHARE PURCHASE PRICE - the Purchaser shall pay the Share Purchase Price to the Vendor, as provided in Sections
                  3.2 and 3.3;

         (e) TRANSFER AND DELIVERY OF THE PURCHASED SHARES - the Vendor shall transfer and deliver to the Purchaser share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause each of the Companies to enter the Purchaser or its nominee(s) upon the books of such Company as the holder of the relevant Purchased Shares and to issue one or more share certificates to the Purchaser or its nominee(s) representing the relevant Purchased Shares; and

         (f) OTHER DOCUMENTS - the Vendor and Purchaser shall deliver such other documents as may be necessary to complete the transactions provided for in this Agreement.

2.2      PLACE OF CLOSING

The Closing shall take place at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP, counsel to the Vendor, located at 1 First Canadian Place, Toronto, Ontario, or at such other place as may be agreed upon by the Vendor and the Purchaser.

2.3      TENDER

Any tender of documents or money under this Agreement may be made upon the Parties or their respective counsel. Money shall be tendered under this Agreement by wire transfer of immediately available funds to the account specified by the receiving Party.

                                   ARTICLE 3
                SHAREHOLDER LOAN AMOUNT AND SHARE PURCHASE PRICE

3.1      ADVANCE OF SHAREHOLDER LOAN AMOUNT

No later than three (3) days prior to the Closing Date, the Vendor shall provide written notice to the Purchaser of the Shareholder Loan Amount, together with each Company's proportionate share thereof. On Closing, the Purchaser shall cause its wholly-owned subsidiary, Osprey Media Group Inc., to advance to each of the Companies an amount equal to such Company's proportionate share of the Shareholder Loan Amount and the Vendor shall cause the Companies to repay the Shareholder Loans.

3.2      SHARE PURCHASE PRICE

Subject to Section 3.4, the aggregate amount to be paid by the Purchaser to the Vendor for the Purchased Shares (the "Share Purchase Price"), exclusive of all applicable sales and transfer taxes, shall be the amount of $193.5 million, (a) less the Shareholder Loan Amount, (b) plus the amount, if any, by which the Net Working Capital as at the close of business on the Closing Date (the "Closing Net Working Capital") exceeds $4 million, and (c) less the amount, if any, by which the Closing Net Working Capital is less than $4 million.

3.3      PAYMENT OF AGGREGATE CONSIDERATION

The Purchaser shall cause its wholly-owned subsidiary, Osprey Media Group Inc., to advance the Shareholder Loan Amount and shall pay and satisfy the Share Purchase Price (such amounts, collectively, the "Aggregate Consideration") by:
(a) causing its wholly-owned subsidiary, Osprey Media Group Inc., to advance the Shareholder Loan Amount in cash to, or as directed by, the Companies; (b) paying the amount by which $193.5 million exceeds the Shareholder Loan Amount in cash to the Vendor; and (c) paying the Working Capital Adjustment, if applicable, to the Vendor in accordance with Section 3.4.

3.4      NET WORKING CAPITAL ADJUSTMENT

As soon as reasonably practical after the Closing Date and in any event not later than 60 days thereafter, the Purchaser shall prepare and deliver to the Vendor a statement of the Closing Net Working Capital ("Closing Statement") which takes into account the transactions to reduce or settle Inter-Affiliate Accounts as described in Section 9.15 and which has been audited by the Purchaser's auditors in accordance with generally accepted auditing standards. The Purchaser and the Vendor and their respective auditors shall co-operate in the preparation of the Closing Statement and the Purchaser shall provide the Vendor and its auditors with access to the relevant Employees and auditors' working papers and any other documents considered necessary by the Vendor's auditors to review the Closing Statement. Subject to Section 3.5, within 10 days after delivery by the Purchaser to the Vendor of the Closing Statement, if the Closing Net Working Capital exceeds $4 million, the Purchaser shall pay to the Vendor the amount of the excess as an adjustment to the Share Purchase Price and, if the Closing Net Working Capital is less than the $4 million, the Vendor shall pay to the Purchaser the amount of the difference as an adjustment to the Share Purchase Price (each of such amounts being the "Working Capital Adjustment"). The Working Capital Adjustment shall be paid in cash together with an additional amount payable in cash compounded monthly from the Closing Date to the date of payment at the rate of 10% per annum.

3.5      OBJECTION TO CLOSING STATEMENT

         (a) DELIVERY OF OBJECTION NOTICE - In the event that the Vendor objects in good faith to any aspect of the Closing Statement, the Vendor shall so advise the Purchaser by delivery to the Purchaser of a written notice (the "Objection Notice") within 10 days after the delivery to the Vendor of the Closing Statement. The Objection Notice shall set out the reasons for the Vendor's objection, as well as the amount under dispute and reasonable details of the calculation of such amount.

         (b) AGREEMENT OF PARTIES - In the event that the Parties agree on a resolution of the dispute set out in the Objection Notice, the Parties shall confirm this resolution in writing and shall thereafter be bound by such resolution.

         (c) ARBITRATION - In the event that the Parties are unable to settle any dispute with respect to the Closing Statement within 15 days after the delivery by the Vendor to the Purchaser of the Objection Notice, the dispute shall forthwith, and in any event within 30 days after the delivery by the Vendor to the Purchaser of the Objection Notice, be referred to Deloitte & Touche LLP as arbitrator. The arbitration shall, except to the extent provided for in this
                  Section 3.5(c), be conducted in Toronto in accordance with the Arbitration Procedures. Arbitration under this Section 3.5(c) shall be in substitution for and precludes the bringing of any action in any court in connection with any objection made by the Vendor pursuant to this Section 3.5(c).

         (d) DETERMINATION OF ARBITRATOR - The determination of the arbitrator shall be delivered to each of the Vendor and the Purchaser within 30 days after the date on which the dispute was referred to it and the determination of the arbitrator shall be final and binding on all Parties. The Closing Statement and the Share Purchase Price shall be adjusted in accordance with the determination of the arbitrator.

         (e) PAYMENT IN ACCORDANCE WITH DETERMINATION - Within 5 days after resolution, by agreement of the Parties, of the dispute which was the subject of the Objection Notice or, failing such resolution, within 5 days after the final determination of the arbitrator, the Vendor or the Purchaser, as the case may be, shall pay to the other the amount by which the Share Purchase Price is to be adjusted as a result of such resolution or final determination in the manner contemplated by Section 3.4.

3.6      ALLOCATION OF SHARE PURCHASE PRICE AND REPAYMENT OF SHAREHOLDER LOANS

The Share Purchase Price shall be allocated in accordance with the provisions of
Schedule 3.6. The Vendor and the Purchaser agree to report the purchase and sale of the Purchased Shares in any returns required to be filed under the Income Tax Act (Canada) and other taxation statute, in accordance with the provisions of
Schedule 3.6. The Vendor and the Purchaser agree to report the repayment of the Shareholder Loans in any returns required to be filed under the Income Tax Act (Canada) and other taxation statutes in accordance with the provisions of
Section 3.1.

                                   ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants to the Purchaser and acknowledges and agrees that the Purchaser is relying on such representations and warranties in entering into the Agreement, as follows:

4.1      INCORPORATION AND REGISTRATION

Each of the Companies is a corporation validly existing under the laws of Canada and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently conducted. Neither the nature of its business nor the location or character of the property owned or leased by each of the Companies requires it to be registered, licensed or otherwise qualified as an extra-provincial or foreign corporation in any jurisdiction and other than jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on such Company.

4.2      RESIDENCE OF THE VENDOR

The Vendor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

4.3      RIGHT TO SELL

The Vendor is a corporation duly incorporated and validly existing under the laws of Manitoba. The Vendor is the registered and beneficial owner of the Purchased Shares free and clear of all Encumbrances other than the Permitted Encumbrances. The Vendor has the exclusive right to dispose of the Purchased Shares as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, order, judgment, decree, licence, permit or Laws, to which the Vendor is a party or subject or by which the Vendor is bound or affected other than (a) any violations or defaults which would not have a Material Adverse Effect on any of the Companies or affect the ability of the Purchaser to acquire the Purchased Shares, and (b) under the Permitted Encumbrances which will be discharged prior to Closing. The Purchased Shares are not subject to the terms of any shareholders agreement, pooling agreement, voting trust or other agreement or understanding with respect to the voting of the Purchased Shares.

4.4      CAPITALIZATION

The authorized and issued share capital of each of the Companies is as set forth in Schedule 4.4. All of the Purchased Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares. Except for the Permitted Encumbrances, there are no outstanding agreements, warrants, options, rights or privileges, pre-emptive or contractual, capable of becoming an agreement, including convertible or exchangeable securities, to subscribe for, purchase or otherwise acquire or otherwise obligating any of the Companies to issue, any shares of the Companies or securities convertible into or exchangeable for shares or other forms of ownership interests of the Companies.

4.5      TITLE TO THE ASSETS

Each of the Companies is the sole beneficial owner of all of its assets, real and personal (other than the Intellectual Property and assets which are leased or licensed), with good and valid title, subject only to Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any Company's assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of such assets other than (a) pursuant to the provisions of, or as disclosed in this Agreement, or (b) by reason of certain Permitted Encumbrances which will be discharged prior to Closing. With the exception of inventory in transit, all the tangible assets used in the businesses of the Companies are situate at the Owned Real Properties or the Leased Real Properties. As of the Closing Time, the Companies will own or lease sufficient assets, property and rights or have contractual entitlements through the Closing Agreements and the Operational Services Agreements to enable them collectively to carry on the Business in the ordinary course and consistent with past practice, except for those services noted on Schedule 4.36 as services which the Vendor is not providing in such agreements and which the Purchaser is replacing.

4.6      DUE AUTHORIZATION

The Vendor has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Vendor.

4.7      ENFORCEABILITY OF OBLIGATIONS

This Agreement constitutes a valid and binding obligation of the Vendor enforceable against it in accordance with its terms.

4.8      ABSENCE OF CONFLICTING AGREEMENTS

Except for the consents listed in Schedule 4.21, the Permitted Encumbrances and the requirement for Competition Act Approval, none of the Companies is a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, order, judgment, decree, licence, Laws or Governmental Authorizations which would be violated, contravened, breached by, or under which default would occur or an Encumbrance would be created as a result of the execution and delivery of this Agreement or any other agreement to be entered into under the terms of this Agreement, or the performance by the Vendor or any of the Companies of any of its obligations under this Agreement or any other agreement to be entered into under the terms of this Agreement, except for any violation, contravention or breach which would not result in a Material Adverse Effect on any of the Companies.

4.9      REGULATORY APPROVALS

Other than Competition Act Approval and the filing of pension plan documentation with applicable regulatory authorities, no approval, order, consent of or filing with any Governmental Authority is required on the part of the Vendor or any of the Companies in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of the Vendor's obligations under this Agreement or any other documents and agreements to be delivered under this Agreement.

4.10     FINANCIAL STATEMENTS AND INTERIM FINANCIAL STATEMENTS

         (a) The Financial Statements have been prepared in accordance with GAAP and present fairly:

                  (i) the assets, liabilities and financial position of the Companies on a combined basis as at August 31, 2002; and

                  (ii) the sales, earnings, results of operations and changes in financial position of the Companies on a combined basis for the twelve-month period ended August 31, 2002;

                  and there has been no material adverse change in the financial position of the Companies from those reflected in the Financial Statements.

         (b) The Interim Financial Statements have been prepared on a basis consistent with past practice and consistent with the interim financial statements included in the Confidential Information Memorandum (except for any adjustments to normalize EBITDA).

4.11     ABSENCE OF UNDISCLOSED LIABILITIES

At the Closing Date, the Companies will not have incurred any financial liabilities or financial obligations (whether accrued, absolute, contingent or otherwise) in an amount, individually or in the aggregate, in excess of $500,000 which continue to be outstanding, except: (a) as disclosed in the Financial Statements; (b) as reflected on the Closing Statement; or (c) those liabilities or obligations to Employees or former Employees of the Companies in respect of their pension and post-retirement non-pension benefits.

4.12     ABSENCE OF CHANGES AND UNUSUAL TRANSACTIONS

Except as described in Schedule 4.12, since August 31, 2002 or as contemplated by Section 9.15 of this Agreement:

         (a) there has not been any material change in the financial condition, or operations of any of the Companies;

         (b) there has not been any damage, destruction, loss, labour dispute, organizing drive, application for certification or other event, development or condition of any character (whether or not covered by insurance) materially and adversely affecting the business, assets or properties of any of the Companies;

         (c) none of the Companies has transferred, assigned, sold or otherwise disposed of any of the assets shown or reflected in the Balance Sheet or cancelled any debts or entitlements except, in each case, in the ordinary course of business and consistent with past practice;

         (d) none of the Companies has granted any bonuses or made any general wage or salary increases in respect of its Employees, other than as provided for in the Collective Agreements, or changed the terms of employment for any Employee in any material respect, except in the ordinary course of business and consistent with past practice and as disclosed to the Purchaser;

         (e) except as disclosed as a Permitted Encumbrance, none of the Companies has mortgaged, pledged, subjected to lien, granted a security interest in or otherwise encumbered any of its assets or property, whether tangible or intangible;

         (f) other than cash distributions made by the Companies to the Vendor and/or its Affiliates and set-offs of accounts payable and accounts receivable as between the Companies and the Vendor and/or its Affiliates, none of the Companies, directly or indirectly, has declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares;

         (g) none of the Companies has, directly or indirectly, purchased or otherwise acquired any of its shares;

         (h) there has been no gift by any of the Companies, other than donations made in the ordinary course of business and consistent with past practice and disclosed to the Purchaser;

         (i) there has been no sale or other disposition by the Companies of any single fixed or capital asset having a fair market value, in excess of $50,000 and, in the case of all sales and dispositions, in excess of $250,000 in the aggregate;

         (j) there have been no capital expenditures by the Companies, in the case of any single capital expenditure, in excess of $250,000 and, in the case of all capital expenditures, in excess of $1 million in the aggregate;

         (k) there has been no material change in the manner of billings, or the credit terms made available to, any customers of the Companies; and

         (l) none of the Companies has authorized, agreed or otherwise become committed to do any of the foregoing.

4.13     ABSENCE OF GUARANTEES

Except for the Guarantees or in respect of Permitted Encumbrances which will be discharged on or prior to Closing, none of the Companies has given or agreed to give, or is not a party to or bound by, any guarantee, surety or indemnity in respect of indebtedness, or other obligations, of any Person, or any other commitment by which any of the Companies is, or is contingently, responsible for such indebtedness or other obligations.

4.14     CONDITION OF ASSETS

The Equipment taken as a whole is in good condition, repair and (where applicable) proper working order, having regard to their use and age, normal wear and tear excepted.

4.15     INVENTORIES

All Inventories are valued on the books of the Companies at cost. Inventories are merchantable or usable and are in quantities usable or saleable in the ordinary course of business. The Inventory levels of the Companies have been maintained at those amounts as are required for the operation of the business of the Companies as previously conducted and those Inventory levels are adequate for that operation.

4.16     COLLECTIBILITY OF ACCOUNTS RECEIVABLE

The Accounts Receivable are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the books and records of the Companies and, to the knowledge of the Vendor, are not subject to any defence, counterclaim or set-off.

4.17     BUSINESS IN COMPLIANCE WITH LAW

The operations of the Companies have been and are now conducted in compliance, in all material respects, with all Laws of each jurisdiction in which the Companies carry on or have carried on business and the Companies have not received any notice of any alleged violation of any such Laws which has not been cured.

4.18     GOVERNMENTAL AUTHORIZATIONS

The Governmental Authorizations listed in Schedule 4.18 are all the material authorizations required by each of the Companies to enable it to carry on its business in compliance with all Laws. Such Governmental Authorizations are in full force and effect in accordance with their terms and there have been no violations of such Governmental Authorizations and no proceedings are pending or, to the knowledge of the Vendor, threatened, which could result in their revocation or limitation, except for any violations which individually or in the aggregate would not have a Material Adverse Effect on any of the Companies.

4.19     INTELLECTUAL PROPERTY

         (a) Schedule 4.19 sets forth a complete list and brief description of all Intellectual Property used by the Companies which has been registered by or on behalf of the

                  Companies or for which applications for registration have been filed (the "Listed Intellectual Property").

         (b) The Intellectual Property owned by the Companies or in respect of which the Companies' have valid licences comprises all intellectual property rights, including all trade-marks, trade names, business names, domain names, know how, copyrights and brand marks, necessary to conduct the business of the Companies.

         (c) The registrations of the Listed Intellectual Property are valid and subsisting. All applications for the Listed Intellectual Property have been duly filed and are being diligently prosecuted and there is no written objection or opposition or, to the knowledge of the Vendor, threatened objection or opposition, to the registration of the Listed Intellectual Property which, if successful, would have a Material Adverse Effect on any of the Companies. The Companies do not register copyrights in the normal course of operations. To the knowledge of the Vendor, the practice of the Companies with respect to registering or applying to register the Intellectual Property owned by the Companies, and to protecting the Companies' rights in the Intellectual Property owned or used by the Companies, is consistent with practices generally prevailing in the newspaper publishing industry in Canada.

         (d) Except as disclosed in Schedule 4.19, the Companies are the beneficial owners of all right, title and interest in and to the Listed Intellectual Property and, to the knowledge of the Vendor, all other Intellectual Property used by the Companies, except for any Intellectual Property used by the Companies which is licensed to the Companies. The Intellectual Property which is not owned by the Companies is being used by the Companies only with the consent of or licence from the rightful owner and all such licences are in full force and effect.

         (e) Schedule 4.19 sets forth an accurate and complete list of (i) all material licenses or other agreements with third persons and Affiliates of the Vendor pursuant to which the Companies have acquired rights to use Intellectual Property owned by such Persons, and (ii) all material licenses or other agreements pursuant to which the Companies have granted any Persons the right to use any Intellectual Property owned or used by the Companies. All such licenses and agreements are in writing, valid and binding on the other parties to such agreements, or in the case of licences to Affiliates of the Vendor, will be on Closing, and except as disclosed in
                  Schedule 4.19, assignable to the Purchaser. Copies of all material third party licenses have been delivered to the Purchaser.

         (f) Except as disclosed in Schedule 4.19, the Intellectual Property owned by the Companies is in full force and effect in all material respects and has not been used or enforced or failed to be used or enforced in a manner that would result in its abandonment, cancellation or unenforceability, except to the extent such failure to use or enforce would not have a Material Adverse Effect on any of the Companies. Except as disclosed on Schedule 4.19, none of the Companies has sold, assigned, transferred or otherwise disposed of any proprietary interest that it has at any time owned in any Intellectual Property.

         (g) Except as disclosed in Schedule 4.19, the Vendor has not received notice of, nor is it party to, any Claim of adverse ownership, invalidity or other opposition to or conflict in respect of any of the Intellectual Property owned or used by the Companies nor is there any pending or, to the knowledge of the Vendor, threatened Claim, whether or not in writing, against the Companies relating to such Intellectual Property.

         (h) Except as disclosed in Schedule 4.19, none of the products or services which the Companies produce, use, sell or distribute, the processes, methods, or materials used by the Companies, including the Content, or the use of any of the Intellectual Property owned or used by the Companies breaches, violates, infringes or interferes with any intellectual property rights of any third Person or requires any material payment for the use of any intellectual property right of a third Person (other than payment for content to third party providers of content in the ordinary course of business), except for any breaches which individually or in the aggregate would not have a Material Adverse Effect on any of the Companies.

4.20     OWNED REAL PROPERTY

Schedule 4.20 sets forth a complete list of the Owned Real Property. Except as disclosed in Schedule 4.20, the Company identified in Schedule 4.20 is the legal and beneficial owner of the Owned Real Property set forth beside its name and has good title in fee simple to such Owned Real Property and the unrestricted right to sell such Owned Real Property, subject only to Permitted Encumbrances.

4.21     LEASED REAL PROPERTY

         (a) Schedule 4.21 sets forth a complete list of the Leased Real Property by reference to municipal address and Real Property Leases by reference to all relevant documents including details of parties thereto, dates of documents, expiry dates and lease payments.

         (b) Except as set out in Schedule 4.21, the Real Property Leases have not been altered or amended and are in full force and effect.

         (c) There are no material agreements or understandings between the landlord and tenant, or sublandlord and subtenant, or other relevant parties, other than as contained in the Real Property Leases, pertaining to the rights and obligations of the parties thereto relating to the use and occupation of the Leased Real Property.

         (d) All interests held by the Companies as lessee or occupant under the Real Property Leases are subject only to Permitted Encumbrances.

         (e) All payments required to be made by the Companies pursuant to the Real Property Leases have been paid and none of the Companies is in default in meeting any obligations under any Real Property Lease which would entitle a landlord thereunder to terminate such Real Property Lease.

         (f) To the knowledge of the Vendor, none of the landlords or sublandlords under any of the Real Property Leases is in default in any material respect in meeting any of its obligations under Real Property Leases to which it is a party.

         (g) The Companies do not have any option, right of first refusal or other contractual right relating to the Leased Real Property, other than as set out in the Real Property Leases.

4.22     REAL PROPERTY GENERALLY

         (a) The Companies do not use or occupy any properties or premises other than the Real Property.

         (b) The improvements and fixtures situated on the Real Property are in good working condition and repair, having regard to their use and age, normal wear and tear excepted.

         (c) Each of the Companies has such rights of entry and exit to and from the Real Property as are reasonably necessary to carry on its business upon the Real Property as it is currently carried on.

         (d) No Person has any right to purchase any of the Real Property, and no Person other than the Companies are using or has any right to use, as tenant, or is in possession or occupancy of, any part of such Real Property.

         (e) Except for the Permitted Encumbrances, the Companies have not granted any option, right of first refusal or other contractual rights with respect to the encumbrancing, acquisition or disposition of any of the Real Property or any interest therein.

         (f) Except for the Permitted Encumbrances, the Companies have not entered into any agreement to sell, transfer, encumber, or otherwise dispose of or impair the right, title and interest of the Companies in and to the Real Property.

         (g) No part of the Real Property is subject to any building or use restriction that restricts or would restrict in any material respect or prevent the use and operation of the Real Property as it has been used or operated in the ordinary course in the past by the Companies.

         (h) All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the Construction Lien Act (Ontario) or other similar legislation in other provinces for such work performed by or on behalf of the Companies.

         (i) There are no matters affecting the right, title and interest of the Companies in and to the Real Property which, in the aggregate, would materially adversely affect the ability of any of the Companies after the Closing Date, to carry on its business upon the Real Property as it has been carried on in the ordinary course in the past.

         (j) To the knowledge of the Vendor, (i) the buildings and other structures located on the Owned Real Properties and the operation and maintenance of those buildings and structures, as now operated and maintained, comply in all material respects with all applicable laws and regulations, municipal or otherwise or constitute legal non-conforming uses, (ii) none of those buildings or other structures encroaches in a material respect upon any land not owned or leased by the Companies, and (iii) there are no restrictive covenants, municipal by-laws or other laws or regulations other than the Permitted Encumbrances which in any way restrict or prohibit the use in any material respect of those Owned Properties, buildings or structures for the purposes for which they are currently used in connection with the business of the Companies.

         (k) There are no expropriation or similar proceedings, actual or threatened, of which the Vendor or any of the Companies has received written notice against any of the Owned Real Properties or any part thereof.

         (l) The Companies manage the Owned Real Properties themselves and at the Closing Time and thereafter there will be no Persons employed by the Vendor or any agent thereof in respect of the Owned Real Properties or their maintenance, operation or leasing, for which the Purchaser or the Companies will or may have responsibility or liability, whether under any applicable legislation or otherwise at law or equity.

         (m) There are no material outstanding obligations relating to any written notice or order issued by any Governmental Authority in respect of the Owned Real Properties alleging any deficiency, non-compliance with any municipal agreements (including any development or site plan agreements) building restrictions, zoning or building laws or by-laws, building codes or fire codes of which the Vendor or the Companies have received written notice.

4.23     ENVIRONMENTAL MATTERS

Except as disclosed in any of the environmental reports or other materials listed in Schedule 4.23:

         (a) All operations of the Companies conducted on the Real Property and the Real Property itself while occupied by the Companies have been and are now in compliance with all Environmental Laws and any Release by the Companies of any Hazardous Substance into the Environment complied and complies with all Environmental Laws, except for any non-compliance that would not result in a Material Adverse Effect on the Companies.

         (b) All material Environmental Approvals have been obtained, are valid and in full force and effect, have been and are being complied with in all material respects and there have been and are no proceedings commenced or threatened to revoke or amend any material Environmental Approval.

         (c) None of the Companies or any of their operations has been or is now the subject of any Remediation Order, nor, to the knowledge of the Vendor, has any threat of any such Remediation Order been made.

         (d) None of the Companies has been prosecuted for or convicted of any offence under any Environmental Law, nor have any of the Companies been found liable in any proceeding to pay any fine, penalty, damages, amount or judgment to any Person as a result of any Release or threatened Release or as a result of the breach of any Environmental Law and, to the knowledge of the Vendor, there is no basis for any such proceeding or action. There are no Claims, investigations, written complaints or proceedings, including appeals and applications for review, in progress, pending or, to the knowledge of the Vendor, threatened against or relating to the Companies before any Governmental Authority with respect to environmental matters;

         (e) To the knowledge of the Vendor, except in compliance with Environmental Laws, no part of the Real Property or any other assets of the Companies has been used by any other Person as a landfill or for the disposal of waste.

         (f) To the knowledge of the Vendor, except in material compliance with Environmental Laws, no asbestos or asbestos containing materials are used, stored or otherwise present in or on the Real Property or any other assets of the Companies and no equipment, waste or other material containing polychlorinated biphenyls (PCBs) are used, stored or otherwise present in or on the Real Property or any other assets of the Companies.

         (g) All environmental data and studies (including the results of any environmental audit assessment or environmental management system) in the possession of the Vendor which may disclose a condition that could result in a Material Adverse Effect on any of the Companies have been delivered or made available to the Purchaser.

         (h) To the knowledge of the Vendor, no Hazardous Substance is in, on or under the Real Property or any other assets of the Companies at concentrations which exceed any applicable standards under Environmental Law.

         (i) To the knowledge of the Vendor, there are no underground storage tanks on the Real Property.

         (j) To the knowledge of the Vendor, there is no Hazardous Substance originating from any neighbouring or adjoining properties which has migrated onto, into or under or is migrating towards any of the Real Property or any other assets of the

                  Companies at concentrations which exceed any applicable standards under Environmental Law.

         (k) To the knowledge of the Vendor, there is no Hazardous Substance originating from any of the Real Property or any other assets of the Companies which has migrated onto, or is migrating towards any neighbouring and/or adjoining properties at concentrations which exceed any applicable standards under Environmental Law.

         (l) Except for the Real Property, there are no other real properties currently owned, leased, occupied or operated by or on behalf of the Companies or over which the Companies have charge, management or control.

Notwithstanding anything else in this Agreement, the representations and warranties made in this Section 4.23 are the exclusive and only representations and warranties made to the Purchaser pertaining to the Environment or compliance with Environmental Laws.

4.24     EMPLOYMENT MATTERS

         (a) A complete list of the Employees together with their titles, service dates and base salaries and copies of all employment agreements with the Employees for annual compensation in excess of $100,000 have been made available to the Purchaser.
                  Schedule 4.24 sets forth a complete list of all such employment agreements with Employees. There are no written employment agreements with any of the publishers of the Companies' newspapers. Except as disclosed in Schedule 4.24, no Employee is on short-term or long-term disability leave, parental leave or receiving benefits pursuant to the Workplace Safety and Insurance Act (Ontario) or similar workers' compensation legislation in other jurisdictions.

         (b) There are no contracts of employment which are not terminable on the giving of reasonable notice in accordance with applicable Law, nor are there any Employees with contracts of employment providing for cash or other compensation or benefits upon, or in connection with the termination or resignation of an Employee as a result of or following the consummation of the transactions contemplated by this Agreement.

         (c) Except for the Benefit Plans or as disclosed in Schedule 4.24, there are no material employment policies or plans, which are binding upon any of the Companies.

         (d) The Companies have been and are being operated in material compliance with all Laws relating to employees, including employment standards, Occupational Health and Safety Laws, workers compensation, human rights, labour relations, and pay equity. Except as disclosed in Schedule 4.24, there have been no Claims nor, to the knowledge of the Vendor, are there any threatened complaints under such employment-related Laws against the Companies.

         (e) All current assessments under the Workplace Safety and Insurance Act (Ontario) and any similar workers compensation legislation in other provinces in relation to the Companies and all of their respective contractors and subcontractors have been paid or accrued and the Companies have not been subject to any special or penalty assessment under such legislation which has not been paid.

4.25     COLLECTIVE AGREEMENTS

         (a) Schedule 4.25 sets forth a complete list of the Collective Agreements.

         (b) Current and complete copies of all Collective Agreements have been made available to the Purchaser.

         (c) Except as disclosed in Schedule 4.25, there are no outstanding or, to the knowledge of the Vendor, threatened unfair labour practices or complaints or applications of any kind, including any proceedings which could result in certification of a trade union as bargaining agent for any Employees of the Companies, not already covered by the Collective Agreements.

         (d) There is no strike or lock out occurring or, to the knowledge of the Vendor, threatened, affecting any of the Companies which could have a Material Adverse Effect on any of the Companies.

         (e) The Companies do not have any pending arbitration cases that might materially affect the value of any of the Companies or lead to an interruption of its operations at any location.

4.26     PENSION AND OTHER BENEFITS

         (a)      Schedule 4.26 sets forth a complete list of the Benefit Plans.

         (b) Current and complete copies of all written Benefit Plans have been delivered or made available to the Purchaser together with current and complete copies of the following documents relating to the Benefit Plans:

                  (i) the most recent trust agreements and funding agreements;

                  (ii) the most recent insurance contracts, investment management agreements, subscription and participation agreements;

                  (iii) the most recent financial statements and actuarial reports;

                  (iv) the most recent annual information returns or other filings and material correspondence with any regulatory authority with whom the Benefit Plan is registered; and

                  (v) all booklets, summaries and manuals distributed to any Employees or former employees concerning any Benefit Plans.

         (c) Except as disclosed in Schedule 4.26, each Benefit Plan is, and has been, established, registered (where required), qualified, administered and invested, in material compliance with the terms of such Benefit Plan, any applicable Collective Agreement and all Laws.

         (d) Except as disclosed in Schedule 4.26, (i) there have been no improvements, increases or changes to, or promised improvements, increases or changes to, the benefits provided under any Benefit Plan; and (ii) none of the Benefit Plans provide for benefit increases or the acceleration of, or an increase in, funding obligations that are contingent upon or will be triggered by the entering into of this Agreement or the completion of the transactions contemplated herein.

         (e) All employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms, any applicable Collective Agreement and all Laws, and no Taxes, penalties or fees are owing or exigible under any Benefit Plan.

         (f) There is no investigation by a Governmental Authority, or Claim by any Person (other than routine claims for payment of benefits) pending or, to the knowledge of the Vendor, threatened involving any Benefit Plan or their assets.

         (g) The Companies have not received, or applied for, any payment of surplus out of any Benefit Plan.

         (h) All Employee data necessary to administer each Benefit Plan is in the possession of the Companies and is complete, correct and in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all Laws.

         (i) Other than the two Vendor's Retained Pension Plans (as defined in the Pension and Employee Benefits Plans Agreement attached as Exhibit B hereto), none of the Benefits Plans are defined benefit Pension Plans.

4.27     INSURANCE

The Vendor on behalf of the Companies maintains such policies of insurance (including policies covering all physical assets of the Companies against fire and other risk and defamation insurance), issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable businesses, properties and assets; and (b) all such policies of insurance are in full force and effect and the Vendor and the Companies are not in default, as to the payment of premium or otherwise, under the terms of any such policy.

4.28     MATERIAL CONTRACTS

Schedule 4.28 sets forth a complete list of the Material Contracts which have not been listed on any other schedules. The Material Contracts are all in full force and effect unamended and there are no outstanding defaults or violations, nor are there any events that with notice or the lapse of time, or both, could constitute a default or violation under any Material Contracts on the part of any of the Companies or to the knowledge of the Vendor on the part of any other party to such Contracts, except for any default or violation which would not result in a Material Adverse Effect on any of the Companies.

4.29     LITIGATION

Except as disclosed in Schedule 4.29, there are no Claims, investigations, complaints, grievances or proceedings, including appeals and applications for review, in progress, pending or, to the knowledge of the Vendor, threatened against or relating to any of the Companies before any Governmental Authority, which, if determined adversely to any of the Companies, would,

         (a)      have a Material Adverse Effect on any of the Companies,

         (b) enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares as contemplated by this Agreement, or

         (c) prevent the Vendor or any of the Companies from fulfilling any of its obligations set out in this Agreement or arising from this Agreement.

4.30     TAX MATTERS

         (a) Each of the Companies has duly and timely filed (or if a Tax Return was not timely filed, all late filing penalties relating to the Tax Return were paid) its Tax Returns with the appropriate Governmental Authority for all fiscal periods ending prior to the date hereof and has duly, completely and correctly reported all revenue and other amounts and information required to be reported thereon. No extension of time in which to file any such Tax Return is in effect. All Taxes shown on all such Tax Returns, or in any assessments or reassessments in respect of any such Tax Returns, have been paid in full.

         (b) There are no proceedings, investigations, audits or claims now pending, or to the knowledge of the Vendor, threatened against any of the Companies in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes. Each of the Companies has not executed or filed with any Governmental Authority any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes.

         (c) Each of the Companies has made adequate provision for Taxes payable by it for the current period and any previous period for which Tax Returns are not yet required to be filed. Each of the Companies has no material liability for Taxes in excess of reserves for Taxes (other than any reserve for future Taxes established to reflect temporary differences between book and tax income) set forth on its Financial Statements.

         (d) There are no liens or other security interests on any of the assets of the Companies that arose in connection with any failure (or alleged failure) to pay any Tax.

         (e) Each of the Companies has duly and timely withheld from any amount paid or credited by it to or for the benefit or account of any Person, including any Employees, officers or directors and any non-resident Person, the amount of all Taxes and other deductions required by any Laws to be withheld from such amount and has duly and timely remitted the same to the appropriate Governmental Authority.

         (f)      None of Sections 78, 80, 80.01, 80.02, 80.3 or 80.04 of the
                  Income Tax Act (Canada), or any equivalent provision of the Tax legislation of any province or any other jurisdiction, have applied or will apply to the Companies at any time up to and including the Closing Date.

         (g) None of the Companies has claimed, nor will any Company claim, any reserve under any one or more of subparagraph 40(1)(a)(iii), or paragraphs 20(1)(m) or 20(1)(n) of the Income Tax Act (Canada) or any equivalent provincial provision, if any such amount could be included in the income of such Company for any period ending after the Closing Date.

         (h) The Companies have not acquired property from a non-arm's length person, within the meaning of the Income Tax Act (Canada), for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under
                  Section 160 of the Income Tax Act (Canada).

         (i) Each Company is a registrant for the purposes of Part IX of the Excise Tax Act (Canada) whose number is set out in
                  Schedule 4.30.

4.31     TRADE ALLOWANCES

Except for contra transactions with Affiliates of the Vendor (which have not been reflected in the Financial Statements and will not be reflected on the Closing Statement), no customers of the Companies are entitled to or customarily receive discounts, allowances, volume rebates or similar reductions in price or other trade terms including contra transactions except in accordance with the Companies' past practices. There are no such arrangements which cannot be terminated on 30 days' notice or less or which are not reflected in the Financial Statements or will not be reflected on the Closing Statement.

4.32     NO SUBSIDIARIES

None of the Companies owns or is a party to any agreement of any nature to acquire, directly or indirectly, any shares in the capital of, or other equity or proprietary interests in, any Person.

4.33     CORPORATE RECORDS

As at the Closing Time, the corporate records and minute books of each of the Companies will contain complete and accurate minutes of all meetings and written resolutions of directors and committees of directors and shareholders held since their respective dates of incorporation, and all those meetings will have been duly called and held and all those written resolutions will have been duly passed. The share certificate books, register of shareholders, register of transfers and register of directors of each of the Companies will, as at the Closing Time, be complete and accurate in all material respects.

4.34     BOOKS OF ACCOUNT

The books and records of each of the Companies fairly present and disclose the financial position of each of the Companies as at the relevant dates in all material respects and all material financial transactions of each of the Companies have been accurately recorded in those books and records except that in certain instances, inter-Affiliate accounts payable and receivable have been off-set and contra transactions with Affiliates of the Vendor have not been recorded.

4.35     CUSTOMERS AND SUPPLIERS

Since August 31, 2002, there has been no termination or cancellation of, and no material modification or change in, the business relationship with any significant customer or group of customers of any of the Companies (including the commercial print customers set out in Schedule 4.35). The Vendor has no reason to believe that the benefits of any relationship with the customers or suppliers of any of the Companies (including the commercial print customers set out in Schedule 4.35) will not continue after the Closing Date in substantially the same manner as prior to the date of this Agreement, assuming the completion on the Closing Date of the transaction contemplated by this Agreement. Schedule
4.35 sets out the 10 largest commercial print customers of the Companies for the financial year ended August 31, 2002.

4.36     NON-ARM'S LENGTH TRANSACTIONS

Other than contracts of employment and advances to Employees in an aggregate amount of $25,000 or less, as at the Closing Date, none of the Companies will be party to any agreement with any officer, director or employee of the Company, CanWest or its other Affiliates. Schedule 4.36 lists and briefly describes the services provided by the Vendor and its Affiliates to the Companies during the financial year ended August 31, 2002 and as at the date of this Agreement.

                                   ARTICLE 5
                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Vendor and acknowledges and agrees that the Vendor is relying on such representations and warranties in entering into this Agreement, as follows:

5.1      INCORPORATION

The Purchaser is a corporation validly existing under the laws of the Province of Ontario.

5.2      DUE AUTHORIZATION

The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transaction contemplated under this Agreement have been duly authorized by all necessary corporate action of the Purchaser.

5.3      ENFORCEABILITY OF OBLIGATIONS

This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms.

5.4      ABSENCE OF CONFLICTING AGREEMENTS

The Purchaser is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, statute, regulation, order, judgment, decree, license, permit or law which would be violated, contravened or breached by, or under which any default would occur or a Claim, restriction or Encumbrance would be created as a result of the execution and delivery by it of this Agreement or the performance by it of any of the terms of this Agreement.

5.5      INVESTMENT CANADA

The Purchaser is Canadian within the meaning of the Investment Canada Act (Canada).

5.6      LITIGATION

There are no Claims, investigations, complaints or proceedings in progress or, to the knowledge of the Purchaser, pending or threatened against or relating to the Purchaser, before any Governmental Authority, which, if determined adversely to the Purchaser, would:

         (a) prevent the Purchaser from paying the Aggregate Consideration to the Vendor;

         (b) enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares as contemplated by this Agreement; or

         (c) prevent the Purchaser from fulfilling any of its obligations set out in this Agreement or arising from this Agreement,

and the Purchaser has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

5.7      FINANCING

The Purchaser has provided to both its prospective lenders and its shareholders all financial and operational information concerning the Companies which they have requested. The Purchaser has received a binding commitment in respect of the financing for the transactions contemplated by this Agreement from both its prospective lenders and its shareholders unqualified except for standard conditions for similar transactions. The Purchaser's prospective lenders and its shareholders have each provided a comfort letter to the Vendor confirming the foregoing and provided extracts of all of the conditions set forth in such binding commitment letters.

5.8      COMPETITION ACT APPROVAL

The Purchaser received Competition Act Approval on November 7, 2002 and such Competition Act Approval remains in full force and effect.

                                   ARTICLE 6
                              NON-WAIVER; SURVIVAL

6.1      NON-WAIVER

         (a) Except as expressly provided in this Agreement, no investigations made by or on behalf of the Purchaser at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the Vendor in or pursuant to this Agreement and no waiver of any condition or other provision, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver.

         (b) Except as expressly provided in this Agreement, no investigations made by or on behalf of the Vendor at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Purchaser in or pursuant to this Agreement.

6.2      NATURE AND SURVIVAL

         (a) Subject to subsection (b), all representations and warranties contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Purchased Shares and the payment of the Aggregate Consideration.

         (b) Representations and warranties relating to or impacted by tax matters including those set out in Section 4.30 (Tax Matters) shall survive for a period of ninety (90) days after the relevant authorities shall no longer be entitled to assess liability for tax against any of the Companies for any particular taxation year ended on or prior to the Closing Date, provided that the survival of such representations and warranties shall not be extended by virtue only of any waiver given by any of the Companies after the Closing Date without the consent of the Vendor, such consent not to be unreasonably withheld. The representations and warranties set out in
                  Section 4.23 (Environmental Matters) shall not survive the Closing Date. The representations and warranties set out in
                  Section 4.3 (Right to Sell) shall survive indefinitely. All other representations and warranties shall only survive for a period of two (2) years from the Closing Date. If no claim shall have been made under this Agreement against a Party for any incorrectness in or breach of any representation or warranty made in this Agreement prior to the expiry of these survival periods, such Party shall have no further liability under this Agreement with respect to such representation or warranty.

                                   ARTICLE 7
                        PURCHASER'S CONDITIONS PRECEDENT

The obligation of the Purchaser to complete the purchase of the Purchased Shares under this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part).

7.1      TRUTH AND ACCURACY OF REPRESENTATIONS OF VENDOR AT THE CLOSING TIME

The representations and warranties of the Vendor made in or pursuant to this Agreement which are qualified by "Material Adverse Effect", "material", "in all material respects" and words or phrases of similar import, shall be true and correct and any other representations and warranties which are not qualified by "Material Adverse Effect", "material", "in all material respects" and words and phrases of similar import shall be true and correct in all material respects, in all cases as at the Closing Time and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and the Purchaser shall have received a certificate from a senior officer of the Vendor confirming, to his or her knowledge (after due enquiry) and without personal liability, the truth and correctness of the representations and warranties of the Vendor as set forth above. Notwithstanding the foregoing, if this condition shall not be satisfied at the Closing Time, unless the failure to satisfy this condition results in a Material Adverse Effect on the Companies as a whole, the Purchaser will be required to complete the purchase of the Purchased Shares under this Agreement, if the Vendor so elects, and in such event the Purchaser shall have recourse only to a Claim for Losses and related Claims for Losses under Article 10.

7.2      PERFORMANCE OF OBLIGATIONS

The Vendor shall have performed or complied with all of its obligations and covenants under this Agreement and the Purchaser shall have received a certificate from a senior officer of the Vendor confirming, to his or her knowledge (after due enquiry) and without personal liability, the performance of such obligations and covenants. Notwithstanding the foregoing, if this condition shall not be satisfied at the Closing Time because there has been a breach of
Section 9.1(a); (b)(viii), (ix), (xi), (xii) or (xiii); (c); (f)(i) or (ii);
(i); or (j)(ii), unless such breach is material and adverse, the Purchaser will be required to complete the purchase of the Purchased Shares under this Agreement, if the Vendor so elects, and in such event the Purchaser shall have recourse only to a Claim for Losses and related Claims for Losses under Article 10.

7.3      RECEIPT OF CLOSING DOCUMENTATION

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares and the advance of funds to the Companies for the repayment of the Shareholder Loans under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Vendor of its obligations under this

Agreement, shall be satisfactory to the Purchaser, acting reasonably, and the Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Purchaser, acting reasonably.

7.4      OPINION OF COUNSEL FOR VENDOR

The Purchaser shall have received an opinion dated the Closing Date from counsel for the Vendor on terms usual and customary for transactions of this nature and otherwise satisfactory to the Purchaser, acting reasonably.

7.5      CONSENTS, AUTHORIZATIONS AND REGISTRATIONS

All consents, approvals, orders and authorizations of any Person (and registrations, declarations, filings or recordings with any Governmental Authority) required in connection with the completion of any of the transactions contemplated by this Agreement (other than with respect to the Pension Plans or Benefit Plans), the execution of this Agreement, the Closing or the performance of any of the terms and conditions of this Agreement, and any consents or approvals required under Material Contracts in each case, the absence of which would constitute a Material Adverse Effect on the Companies, shall have been obtained at or before the Closing Time on terms acceptable to the Purchaser, acting reasonably.

7.6      NO PROCEEDINGS

There shall be no injunction or restraining order issued preventing, and no pending or threatened Claim, or proceeding, judicial or administrative or investigation against any Party by any Person, for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement or otherwise claiming that this Agreement or the consummation of such transactions is improper or would give rise to proceedings under any Laws.

7.7      ENCUMBRANCES

The Purchaser shall have received an opinion of the Companies' U.S. Counsel, Kaye Scholer LLP, in the form of Exhibit E, as to the release of the Guarantees. The Purchaser shall have received evidence reasonably satisfactory to it that the Permitted Encumbrances listed in section A(2) of Schedule 1.1(b), have been discharged, or received an undertaking to discharge the Permitted Encumbrances listed in section A(2) of Schedule 1.1(b), immediately after Closing in form and substance reasonably satisfactory to it.

7.8      DIRECTORS AND OFFICERS

The Board of Directors of each of the Companies at the Closing Time shall consist of individuals nominated by the Purchaser and there shall have been delivered to the Purchaser on or before the Closing Time the resignations of all individuals who are prior to the Closing Time directors or officers of each of the Companies and duly executed comprehensive releases (in mutual form) from each such individual of any claims, against the Companies.

7.9      CLOSING AGREEMENTS

The Vendor and/or CanWest or its Affiliates and/or each of the Companies, as the case may be, and the Purchaser shall have executed and delivered the Closing Agreements to which it is a party. The Purchaser shall have received, in form and substance satisfactory to the Purchaser, acting reasonably, a letter from EMP Environmental Management & Protection Corporation permitting the Purchaser, the relevant Companies and the lenders to the Purchaser to rely on the reports of EMP Environmental Management & Protection Corporation.

7.10     HOLLINGER ROFR

The Vendor shall have delivered evidence to the Purchaser that Hollinger International Inc. has waived its rights under the Hollinger ROFR or that such rights have terminated.

7.11     NO ADVERSE LEGISLATION

No legislation (whether by statute, regulation, order-in-council, notice of ways and means motion, by law or otherwise) will have been enacted, introduced or tabled, which in the reasonable opinion of the Purchaser, would have a Material Adverse Effect on the Companies.

7.12     OPERATIONAL SERVICES AGREEMENTS

The Operational Services Agreements shall have been amended and restated in the forms attached as Exhibits F, G, H, and I; and the agreements between Canada.com New Media Inc. and each of the Companies shall have been terminated, if so requested by the Purchaser.

Except as provided in Section 7.1, if any of the foregoing conditions in this Article has not been fulfilled by Closing, the Purchaser may terminate this Agreement by notice in writing to the Vendor, in which event the Purchaser is released from all obligations under this Agreement, and unless the Purchaser can show that the condition relied upon could reasonably have been performed by the Vendor, the Vendor is also released from all obligations under this Agreement. However, the Purchaser may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

                                    ARTICLE 8
                          VENDOR'S CONDITIONS PRECEDENT

The obligations of the Vendor to complete the sale of the Purchased Shares under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Vendor and may be waived by it in whole or in part).

8.1      TRUTH AND ACCURACY OF REPRESENTATIONS OF THE PURCHASER AT CLOSING TIME

All of the representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct as at the Closing Time and with the same effect as if made at and as of the Closing Time and the Vendor shall have received a certificate from a senior officer of the

Purchaser confirming, to his or her knowledge (after due enquiry) and without personal liability, the truth and correctness of such representations and warranties.

8.2      PERFORMANCE OF OBLIGATIONS

The Purchaser shall have performed or complied with all of its obligations and covenants under this Agreement and the Vendor shall have received a certificate from a senior officer of the Purchaser confirming, to his or her knowledge (after due enquiry) and without personal liability, the performance of such covenants.

8.3      RECEIPT OF CLOSING DOCUMENTATION

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares and the advance of funds to the Companies for the repayment of the Shareholder Loans under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Purchaser of its obligations under this Agreement, shall be satisfactory to the Vendor, acting reasonably, and the Vendor shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Vendor, acting reasonably.

8.4      OPINION OF COUNSEL FOR PURCHASER

The Vendor shall have received an opinion dated the Closing Date, from counsel for the Purchaser, on terms usual and customary for transactions of this nature and otherwise reasonably satisfactory to the Vendor, acting reasonably.

8.5      CONSENTS, AUTHORIZATIONS AND REGISTRATIONS

All consents, approvals, orders and authorizations of any Person (and registrations, declarations, filings or recordings with any Governmental Authority), required in connection with the completion of any of the transactions contemplated by this Agreement (other than with respect to the Pension Plans or Benefit Plans), the execution of this Agreement, the Closing or the performance of any of the terms and conditions of this Agreement, and any consents required under Material Contracts shall have been obtained at or before the Closing Time on terms acceptable to the Vendor, acting reasonably.

8.6      NO PROCEEDINGS

There shall be no injunction or restraining order issued preventing, and no pending or threatened Claim, or proceeding, judicial or administrative or investigation against any Party by any Person, for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement or otherwise claiming that this Agreement or the consummation of such transactions is improper or would give rise to proceedings under any Laws.

8.7      CLOSING AGREEMENTS

The Purchaser shall have executed and delivered the Closing Agreements to which it is a party.

8.8      HOLLINGER ROFR

Hollinger International Inc. shall have waived its rights under the Hollinger ROFR or such rights shall have terminated.

8.9      OPERATIONAL SERVICES AGREEMENTS

The Operational Services Agreements shall have been amended and restated in the forms attached as Exhibits F, G, H, and I (including as to the guarantee of the Purchaser of the obligations of the Companies).

8.10     PURCHASER'S CERTIFICATE

The Vendor shall have received a certificate from each of Michael Sifton and John Leader on behalf of the Purchaser (in form and substance reasonably satisfactory to the Vendor) certifying that, as at the Closing Time, to the best of his current actual knowledge, information and belief, without independent enquiry and without personal liability, he is not aware of any information, fact or circumstance which constitutes or would cause or result in any representation or warranty on the part of the Vendor in this Agreement which is qualified by "Material Adverse Effect", "material", "in all material respects" and words or phrases of similar import, not being true and correct and any other representation or warranty on the part of the Vendor in this Agreement which is not qualified by "Material Adverse Effect", "material", "in all material respects" and words or phrases of similar import not being true and correct in all material respects.

If any of the foregoing conditions in this Article has not been fulfilled by Closing, the Vendor may terminate this Agreement by notice in writing to the Purchaser, in which event the Vendor is released from all obligations under this Agreement, and unless the Vendor can show that the condition relied upon could reasonably have been performed by the Purchaser, the Purchaser is also released from all obligations under this Agreement. However, the Vendor may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition in whole or in part or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

                                   ARTICLE 9
                         OTHER COVENANTS OF THE PARTIES

9.1      CONDUCT OF BUSINESS PRIOR TO CLOSING

The Vendor shall cause each Company (except as expressly contemplated by this Agreement, or as is reasonably necessary in connection with the transactions contemplated hereby and has been disclosed to the Purchaser, or to the extent that the Purchaser shall otherwise consent, which, consent shall not be unreasonably withheld), from the date hereof to the Closing Date, to carry on business only in the usual course consistent with past practice and to:

         (a) except in the ordinary course of business and consistent with past practice, not enter into, amend or modify existing agreements, commitments or contracts which, individually or in the aggregate, are material to such Company;

         (b) not directly or indirectly do or permit to occur any of the following: (i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of, encumber any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, any shares or other securities of such Company;
                  (ii) amend or propose to amend the constating documents of such Company; (iii) split, combine or reclassify any outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the shares of such Company; (iv) redeem, purchase or offer to purchase any shares or other securities of such Company; (v) reorganize, amalgamate or merge such Company with any other person, company, partnership or other business organization whatsoever; (vi) reduce the stated capital of such Company; (vii) acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets, lease or otherwise) any person, company, partnership or other business organization or division or make any investment, whether by purchase of shares or securities, contribution of capital, property transfer or purchase of any property or assets, in any other person, company, partnership or other business organization which individually or in the aggregate is in excess of $50,000 (other than purchases of Inventories in the ordinary course of business); (viii) sell, transfer or assign any interest in any intellectual property of such Company except in the ordinary course of business and consistent with past practice; (ix) incur or commit to incur any indebtedness or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice; (x) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of such Company; (xi) pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Financial Statements or incurred in the ordinary course of business and consistent with past practice; (xii) authorize, recommend, propose or agree to any release or relinquishment of any material contractual right under any of the Material Contracts or other material right under any licence or permit or (xiii) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, permit, Material Contract or other material document other than in the ordinary course of business and consistent with past practice;

         (c) not enter into or modify in a manner that is materially adverse to such Company any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers or directors, or, in the case of employees who are not officers or directors, take any action other than in the ordinary course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof, except as required by the terms of any Collective Agreement;

         (d)      not adopt or amend any Benefit Plans;

         (e) use its reasonable best efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse unless, simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

         (f) (i) duly and timely file all tax returns required to be filed by it on or after the date hereof and ensure that all such tax returns are true, complete and correct in all material respects; (ii) timely pay all taxes which are due and payable (other than those which are being contested in good faith);
                  (iii) not make or rescind any material expressed or deemed election relating to taxes; (iv) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy in excess of $25,000 or that would otherwise have a Material Adverse Effect on such Company; and
                  (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the last completed taxation year, except as may be required by applicable Law;

         (g) use its commercially reasonable efforts to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Law;

         (h) use its commercially reasonable efforts to preserve intact its business organizations and goodwill and to keep available the services of its officers and employees other than the Excluded Employee as a group and to maintain satisfactory relationships with persons with whom it has business relationships;

         (i) promptly advise the Purchaser orally and, if then requested, in writing: (i) of any fact or any change in the business, operations, affairs, assets, liabilities, capitalization, financial condition or prospects of such Company that could have a Material Adverse Effect on such Company; (ii) of any breach by such Company of any covenant or agreement contained in this Agreement; and (iii) of any death, disability, resignation, termination of employment or other departure of any senior officer of such Company, other than the Excluded Employee;

         (j)      not enter into any transaction or perform any act which might
                  (i) interfere or be inconsistent with the successful completion of the transactions contemplated hereby, (ii) render inaccurate any of the representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were to such later date, or (iii) adversely affect its ability to perform and comply with its covenants and agreements under this Agreement;

         (k) cooperate with Purchaser to oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect the Purchaser's ability to consummate the transaction contemplated hereby; and

         (l) make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Laws.

9.2      ACCESS FOR INVESTIGATION

         (a) The Vendor shall permit the Purchaser and its representatives, between the date of this Agreement and the Closing Time, without interference to the ordinary conduct of business, to have reasonable access during normal business hours to the management, books and records of the Companies and the properties and assets used by the Companies, provided that the Vendor shall not be required to disclose any information, records, files or other data to the Purchaser where prohibited by any Laws or to provide access for the purposes of conducting intrusive tests. The Purchaser shall provide not less than two (2) Business Days' Notice of its desire for such access.

         (b) If any consent of any Person or Governmental Authority is required to permit the Vendor to release any information to the Purchaser, the Vendor shall make all reasonable efforts to obtain such consent.

9.3      ACTIONS TO SATISFY CLOSING CONDITIONS

         (a) The Parties shall cooperate and each of the Parties shall take all such commercially reasonable actions as are within its power to control, and use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with each of the conditions and covenants set forth in Article 7, Article 8 or
                  Article 9 which are for the benefit of any other Party.

         (b) Each Party shall notify the other Party's counsel of any communication it receives from the Competition Bureau and each Party shall provide copies of all correspondence with the Competition Bureau (except those containing competitively sensitive information) to the other Party's counsel.

9.4      PRESERVATION OF RECORDS AND ACCESS TO PERSONNEL

The Purchaser shall take all reasonable steps to preserve and keep the records of the Companies delivered to it in connection with the completion of the transactions contemplated by this Agreement for a period of six (6) years from the Closing Date, or for any longer period as may be required by any Laws or Governmental Authority, and shall make such records and the employees of the Companies available to the Vendor as may be reasonably required by the Vendor, including in connection with a Claim by the Purchaser against the Vendor under this Agreement. The Vendor acknowledges that the Purchaser shall not be liable to the Vendor in the event of any accidental destruction of such records, caused otherwise than by the negligence of the Purchaser.

9.5      ACCOUNTS RECEIVABLE/ALLOWANCE FOR DOUBTFUL ACCOUNTS

In the event that the Closing Statement includes any write down of Accounts Receivable which in the view of the Purchaser's auditors are not collectible, the Purchaser shall cause the Companies to assign and transfer such Accounts Receivable to the Vendor for no consideration.

9.6      STUB PERIOD RETURNS

The Vendor shall cause to be prepared and Purchaser shall cause to be filed on a timely basis, all Tax Returns for the Companies for any period which ends on or before the Closing Date and for which Tax Returns have not been filed as of such date. The Vendor shall also cause to be prepared and filed on a timely basis, all Tax Returns of the Companies for periods beginning before the Closing Date. The Vendor and the Purchaser shall cooperate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Tax Return of the Companies for a period ending on, prior to or including the Closing Date and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable Law with respect to Taxes.

9.7      PURCHASER'S OPTION IF DAMAGE, ETC.

If the assets of any of the Companies, or a portion of them are damaged or destroyed or appropriated, expropriated or seized by any Person, on or prior to the Closing Date, the Vendor shall give the Purchaser notice thereof forthwith after such action comes to its attention and the Purchaser shall have the option:

         (a) to reduce the Share Purchase Price by an amount equal to the deductible amounts of the relevant insurance policies and to complete the purchase, in which event, all proceeds of insurance paid to the Companies or the Vendor and all right and claims of the Companies or the Vendor to any such amounts not paid by the Closing Date shall be assigned to the Purchaser; or

         (b) to reduce the Share Purchase Price by the amount of the damage and to complete the purchase, in which event the Vendor shall have sole entitlement to the proceeds of insurance and the Purchaser shall release its interest (if any) therein.

Notwithstanding the foregoing, if there is damage or destruction in respect of which the repair or replacement cost would be $1 million or more to the property of any one Company, then the Purchaser may delete that Company from the list of Companies set forth in Exhibit A, and complete the purchase of the shares of the remaining Companies and the Share Purchase Price shall be reduced by an amount equal to the product of: (i) the Aggregate Consideration; and (ii) a fraction, the numerator of which is the EBITDA of the Company to be deleted and the denominator of which is the total EBITDA of all of the Companies, where EBITDA shall, in each case, be derived from the Financial Statements and, if there is damage or destruction in respect of which the repair or replacement cost would be $3 million or more to the property of the Companies in the aggregate, then the Purchaser may terminate this Agreement.

9.8      CONSENT TO JURISDICTION

Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of any Ontario court sitting in Toronto in any action or proceeding arising out of or related to this Agreement and irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such Ontario court. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. The Vendor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. The Purchaser agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

9.9      DEFAMATION INSURANCE

The Vendor shall be responsible for any and all defamation claims against any of the Companies and any of its Employees in respect of an occurrence on or prior to the Closing Date. The Purchaser shall be responsible for any and all defamation claims made or brought against any of the Companies and any of its Employees in respect of an occurrence after the Closing Date. The Purchaser shall make available to the Vendor and its insurers and their respective counsel the services of the Employees necessary to defend any such defamation action together with all relevant books and records.

9.10     CHANGE OF WEBSITE ADDRESS AND MASTHEAD

Forthwith after Closing, the Purchaser shall cause each of the Companies to change the name of its website to reflect a name that does not include the name "Southam", "CanWest", or other CanWest/Southam Intellectual Property and shall cause each of the Companies to change the masthead references on its publications to reflect the new publisher.

9.11     LTD EMPLOYEES

         (a) Following the Closing Date, the LTD Employees will continue to receive payments and benefits under the Vendor's non-pension benefits plans and the Purchaser will have no liability for any benefits, liabilities or claims in respect of the LTD Employees. If an LTD Employee returns to work following the Closing Date, the Purchaser may, at its option: (a) cause the relevant Company to offer the LTD Employee employment on substantially the same terms and conditions as those previously applicable; or (b) cause the relevant Company to terminate the employment of the LTD Employee, in which event the Vendor shall reimburse the Purchaser for the reasonable amounts of compensation paid in connection with the severance of the LTD Employee, provided that no punitive or aggravated damages shall be payable.

         (b) All Employees other than the LTD Employees who are receiving payments and benefits under a Benefit Plan that is a long-term disability plan as at the Closing Date shall continue to receive payments and benefits under the Vendor's long-term disability plan until they return to work.

9.12     EXCLUDED EMPLOYEE

Prior to Closing, the Vendor or an Affiliate shall offer employment to the Excluded Employee and the Purchaser and the Companies shall have no liability following Closing to the Excluded Employee.

9.13     INACTIVE ST. CATHARINES EMPLOYEES

The Purchaser shall administer the payment of post-retirement benefits in respect of the Inactive St. Catharines Employees, upon receipt of funds from Hollinger Inc. in respect thereof. The Vendor shall indemnify the Purchaser in the event of any non-payment of such funds by Hollinger Inc.

9.14     MUTUAL UNDERSTANDING REGARDING AMENDMENTS

The Parties will continue from and after the date hereof and through and including the Closing Date, to use all reasonable efforts to maximize present and future financial and planning opportunities for the Vendor, the Companies and the Purchaser as and to the extent that the same not prejudice the Vendor, the Companies or the Purchaser. The Parties will ensure that such planning activities do not impede the progress of the transactions contemplated hereby. The Parties agree that if a Party proposes any amendments to this Agreement, the other Party will act reasonably in considering such amendment and if the other Party or the Companies are not prejudiced by reason of any such amendment the other Party will cooperate in a reasonable fashion with the Party proposing the amendment so that such amendment can be effected subject to applicable Laws.

9.15     INTER-AFFILIATE ACCOUNTS

         (a) Notwithstanding any other provision of this Agreement, CanWest and the Vendor shall complete a transaction or series of transactions effective on or before Closing so as to reduce or eliminate the accounts between the Companies and their Affiliates and/or Hollinger Inc. and its Affiliates ("Inter-Affiliate Accounts") and, in connection therewith, CanWest and the Vendor may cause the Companies to declare and pay such dividends, repay such portion of the principal of the Shareholder Loans, effect such set-off of the Inter-Affiliate Accounts and/or complete such other transactions as may be necessary or desirable to effect the reduction or elimination of the Inter-Affiliate Accounts. The Purchaser agrees to do all such things and provide all such reasonable assurances as may be required to implement the foregoing transaction or series of transactions, having regard to the fact that the CanWest and the Vendor may not be in a position to finalize the amounts of the Inter-Affiliate Accounts until up to 30 days following the Closing.

         (c) CanWest shall ensure that all Inter-Affiliate Accounts remaining after the completion of the foregoing transactions are current and relate only to those goods and/or services which are the subject of the Operational Services Agreements or the Closing Agreements.

                                   ARTICLE 10
                                 INDEMNIFICATION

10.1     INDEMNIFICATION FOR BREACHES OF COVENANTS AND WARRANTY, ETC.

The Vendor and CanWest, on a joint and several basis, shall indemnify and save harmless the Purchaser, on its behalf and on behalf of its directors, officers, employees, agents and shareholders, and the Purchaser shall indemnify and save harmless the Vendor, its directors, officers, employees, agents and shareholders (the Party or Parties so covenanting and agreeing to indemnify another Party being referred to in this Section as the "Indemnifying Party" and the Party to be indemnified being called the "Indemnified Party") on an after-tax basis to the Indemnified Party, from and against all Claims and any Remediation Order which may be made or brought against the Indemnified Party, and Losses in respect of such Claims or Remediation Orders, directly or indirectly as a result of or in connection with: (i) any non-fulfilment of any covenant or agreement on the part of the Indemnifying Party under this Agreement; (ii) any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement or in any certificate or other document furnished by the Indemnifying Party pursuant to this Agreement, other than any breach of
Section 4.23 (Environmental Matters); or (iii) any Environmental Condition. The foregoing obligation of indemnification in respect of such Claims or Remediation Orders shall be subject to:

         (a) the limitation contained in Section 6.2 respecting the survival of the representations and warranties of the Parties;

         (b) the requirement that the Indemnifying Party shall, in respect of any Claim made by any third Person or a Remediation Order, be afforded an opportunity to resist, defend, settle and compromise such Claim or Remediation Order and, in respect of any Claim or Remediation Order made in connection with an Environmental Condition, be afforded an opportunity to implement any Remediation necessary to address such Environmental Condition in a commercially reasonable manner and in accordance with generally accepted engineering and environmental practices, provided, however, that such Remediation results in the full satisfaction of the Claim or Remediation Order;

         (c) the limitation that, for Losses in respect of Claims made in connection with: (i) any representation or warranty; and (ii)
                  Section 9.1(a); (b)(viii), (ix), (xi), (xii) or (xiii); (c);
                  (f)(i) or (ii); (i) or (j)(ii), the Indemnifying Party shall:
                  (A) not be required to pay any such amount until the aggregate of the Losses in respect of such Claims exceeds $500,000 and upon the aggregate of the Losses in respect of such Claims exceeding $500,000, the Indemnifying Party shall be required to pay the amount owing in respect of all Losses in respect of such Claims including the initial $500,000, provided, however, that in the event of any Losses in respect of Claim made for a breach of Section 4.11 (Absence of Undisclosed Liabilities), the

                  Purchaser's Loss in respect of such breach for the purposes of this Section 10.1 shall be deemed to be the entire amount of the undisclosed liabilities; and (B) not be liable for an amount exceeding the Aggregate Consideration;

         (d) the limitation that for Losses in respect of any Claims or Remediation Orders made in connection with an Environmental Condition, the Indemnifying Party shall: (i) not be required to pay any amount until and unless the aggregate of all Losses in respect of such Claims or Remediation Orders exceeds $500,000 (the "Environmental Deductible") and shall only be required to pay for amounts which exceed the Environmental Deductible; and (ii) not be liable for an amount exceeding the Aggregate Consideration;

         (e) the limitation that the Vendor shall not be liable for any special, indirect, consequential, punitive or aggravated damages, including damages for loss of profit;

         (f) the limitation that no claim for indemnity hereunder may be brought in respect of an Environmental Condition more than four (4) years after the Closing Date;

10.2     INDEMNIFICATION PROCEDURES FOR THIRD PARTY CLAIMS AND GOVERNMENTAL
         ORDERS

         (a) In the case of Claims made by a third party with respect to which indemnification is sought or may be sought (including Claims made by a Governmental Authority in respect of an Environmental Condition), the Party seeking indemnification (in this Section, the "Indemnified Party") shall give prompt Notice, and in any event within 20 days (or as soon as is practical where the appeal period for an order of a Governmental Authority is less than 20 days after the date the Claim is received), to the other Party (in this Section, the "Indemnifying Party") of any such Claims made upon it. If the Indemnified Party fails to give such Notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification, but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the Claim or increased the amount of liability or cost of defence and provided that no Claim for indemnity in respect of the breach of any representation or warranty contained in this Agreement may be made unless Notice of such Claim has been given prior to the expiry of the survival period applicable to such representation and warranty pursuant to Section 6.2 and no Claim for indemnity in respect of an Environmental Condition may be made unless Notice of such Claim has been given prior to the expiry of the four year limitation period pursuant to Section 10.1(f).

         (b) The Indemnifying Party shall have the right, by Notice to the Indemnified Party given not later than 30 days after receipt of the Notice described in subsection (a), to assume the control of the defence, compromise or settlement of the Claim.

         (c) Upon the assumption of control of any Claim by the Indemnifying Party as set out in subsection (b), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim and, if necessary, the Indemnifying Party shall employ counsel and, in the case of an Environmental

                  Condition, consultants and contractors reasonably satisfactory to the Indemnified Party.

         (d) If the Indemnifying Party assumes control of the Claim, the costs and expenses of the Indemnifying Party in connection with any Claims other than Claims in connection with an Environmental Condition shall be for the account of and paid by the Indemnifying Party. If the Indemnifying Party assumes control of any Claims made in connection with an Environmental Condition or the proceedings with respect to a Remediation Order, the costs and expenses of the Indemnifying Party (including Remediation Costs) shall be paid by the Indemnifying Party, provided that the Indemnified Party shall reimburse the Indemnifying Party for all costs and expenses (including Remediation Costs) incurred by the Indemnifying Party in defence, compromise or settlement of the Claim or Remediation Order relating to the Environmental Condition up to the amount of the Environmental Deductible.

         (e) The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be of such Claim against the Indemnifying Party.

         (f) If the Indemnifying Party does not assume control of the Claim as permitted in subsection (b), the Indemnified Party shall not be entitled to any indemnity from the Indemnifying Party in respect of such Claim if the Indemnified Party settles such Claim without the consent of the Indemnifying Party.

10.3     ADDITIONAL INDEMNIFICATION PROCEDURES FOR REMEDIATION ORDERS AND
         REMEDIATION

In the event that:

         (a) any Remediation Order is issued against CanWest, the Vendor or any of their Affiliates or the Purchaser or any of the Companies with respect to any Environmental Condition;

         (b) the Purchaser, any of the Companies, CanWest or the Vendor or any of their Affiliates is otherwise required by Environmental Laws to Remediate any Environmental Condition; or

         (c) the Parties agree that any Environmental Condition should be Remediated in order to avoid the issuance of any potential Claim or Remediation Order,

then:

         (d) the Party that receives the Remediation Order or a notice of Remediation Order shall give prompt Notice and in any event within 20 days (or as soon as is practical if the appeal period is 15 days or less) to the other Party of the existence of same, together with such other information which is in the possession or control of the Party as may be required to properly understand the context of the situation;

         (e) each Party shall have the right to fully participate in any discussions with any Governmental Authority with respect to the Environmental Condition;

         (f) the Vendor shall have the right, by notice to the Purchaser given not later than 30 days after receipt of the Notice described in subsection (d), to assume control of the proceedings and actions taken with respect to the Remediation Order and the Remediation, failing which the Purchaser shall assume control of the proceedings and actions taken with respect to the Remediation Order and the Remediation;

         (g) each Party shall provide the other with all consultants' and contractors' reports, monitoring or sampling reports or results, correspondence and all other data, documents or information which may be materially relevant to the Remediation Order or the Remediation;

         (h) each Party shall provide the other with all reasonable co-operation and assistance which is reasonably requested by the other, including providing access to employees for interviews and questions and making such employees reasonably available as witnesses;

         (i) the Party undertaking any Remediation with respect to matters covered by this Section shall:

                  (i) always proceed in compliance with Environmental Laws and in a commercially reasonable manner in accordance with generally accepted engineering and environmental practices;

                  (ii) retain a properly qualified consultant to develop a Remediation Plan to address the Environmental Condition and, no later than 15 days prior to the date upon which the Remediation Plan is finalised, provide the other Party with a copy of such plan in draft form;

                  (iii) instruct such consultant to amend the draft Remediation Plan to address any reasonable suggestions or comments which are received from the other Party;

                  (iv) during the Remediation, provide the other Party, or its representatives or consultants, with:

                           (A) such information as may be reasonably requested by the other Party;

                           (B) the opportunity to observe the work being undertaken and to take such samples and to undertake such tests as the other Party may reasonably request, provided that the other Party shall do so at its own expense and the Party undertaking the Remediation will not accept any responsibility or liability for any personal injury or any other damage that may be caused to the other Party or its representatives or consultants during such observations, howsoever caused. If the other Party or its consultants or representatives do attend to observe the work, then they shall first execute a written waiver of liability in favour of the Party undertaking the Remediation in a form satisfactory to the Party undertaking the Remediation, acting reasonably; and

                  (v) provide the other Party, as soon as is practicable and in any event no later than 30 days after the Remediation is completed, with a Completion Report from the consultant;

         (j) the Remediation Costs shall be paid as provided in Section 10.2(d); and

         (k) in the event that the Party undertaking the Remediation is the Vendor, the Purchaser shall provide the Vendor with such access to the Real Property as may be required by the Vendor to properly undertake such Remediation, provided that the Vendor shall take all reasonable steps to avoid any unreasonable interference with the business operations at the Real Property.

The foregoing obligations and agreements apply only in respect of notices of Remediation Orders or notices of requirements under Environmental Laws that are delivered pursuant to paragraph (d) above within four years of the Closing Date.

10.4     GOOD FAITH

The Parties shall at all times act:

         (a) in good faith in matters relating to Sections 10.3 or 10.4 of this Agreement;

         (b)      to reduce the likelihood of a Remediation Order being issued;

         (c) to reduce or minimize the likelihood of a Claim being made, the amount of any such Claim and the costs or expenses payable under this Agreement where Remediation is to be undertaken; and

         (d) always in a manner consistent with reasonableness and sound business and environmental practices.

10.5     DISPUTES

In the event that any dispute or disagreement shall arise between the Parties regarding any matter pursuant to Sections 10.3 or 10.4 (including the content of any Remediation Plan, the conduct of any Remediation and the payment of any amounts), such dispute or disagreement shall be resolved in accordance with the Arbitration Procedures.

                                   ARTICLE 11
                                     GENERAL

11.1     PUBLIC NOTICES

All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by the Vendor and the Purchaser and no Party shall act unilaterally in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld, except where required to do so by law or by the applicable regulations or policies of any provincial or Canadian or other regulatory agency of competent jurisdiction or any stock exchange in circumstances where prior consultation with the other Party is not practicable.

11.2     EXPENSES

Each of the Parties shall pay their respective legal, accounting, and other professional advisory fees, costs and expenses incurred in connection with the transactions contemplated hereby and the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses incurred. In particular, the Vendor shall be responsible for any fees and expenses of any broker or investment advisor retained in connection with the transactions contemplated hereby and such fees and expenses shall not constitute an obligation of the Companies or the Purchaser.

11.3     NOTICES

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a "Notice") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

         (a)      in the case of a Notice to the Vendor at:

                  c/o CanWest Global Communications Limited
                  31st Floor, Toronto-Dominion Centre
                  201 Portage Avenue
                  Winnipeg, Manitoba   R3B 3C7

                  Attention:  Vice-President and General Counsel
                              with a copy to the Director, Corporate Development
                  E-mail:     rleipsic@canwest.com
                  c:          jculligan@canwest.com
                  Facsimile:  (204) 947-9841

         (b)      in the case of a Notice to the Purchaser at:

                  Osprey Media Holdings Inc.
                  60 Renfrew Drive
                  Suite 230
                  Markham, Ontario   L3R 0E1

                  Attention:  President and Chief Executive Officer
                              with a copy to the Vice President, Finance
                  E-mail:     msifton@ospreymedia.ca
                  c:          jleader@ospreymedia.ca
                  Facsimile:  (905) 752-1138

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

11.4     ASSIGNMENT

Neither this Agreement nor any benefits or burdens under this Agreement shall be assignable by any Party without the prior written consent of the other Party, which consent may be withheld in the sole discretion of the consenting Party, except that the Purchaser may assign by way of security its rights under this Agreement to one or more financial institutions providing bank financing to the Purchaser or its Affiliates. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

11.5     ARBITRATION

In the event that the Parties are unable to settle any dispute relating to construction or application of any provisions of the Agreement, or the rights, duties or obligations of any Party associated therewith or derived therefrom, the dispute shall forthwith be referred to arbitration in accordance with the Arbitration Procedures, provided that nothing in this Section 11.5 will preclude a Party from seeking interim relief by way of an injunction (mandatory or otherwise) or other interim equitable relief in the Ontario Superior Court in connection with this Agreement which court will have exclusive jurisdiction in respect of all such matters.

11.6     AMENDMENT

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

11.7     FURTHER ASSURANCES

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

11.8     EXECUTION AND COUNTERPARTS

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

IN WITNESS OF WHICH the Parties have executed this Share Purchase Agreement.

                                              GLOBAL COMMUNICATIONS LIMITED

                                              By: /S/ RICHARD M. LEIPSIC
                                                  ------------------------
                                                  Name:  Richard M. Leipsic
                                                  Title: Vice President

                                              CANWEST GLOBAL
                                              COMMUNICATIONS CORP.

                                              By: /S/ RICHARD M. LEIPSIC
                                                  ------------------------
                                                  Name:  Richard M. Leipsic
                                                  Title: Vice President and
                                                         General Counsel

                                              OSPREY MEDIA HOLDINGS INC.

                                              By: /S/ MICHAEL G. SIFTON
                                                  -------------------------
                                                  Name:  Michael G. Sifton
                                                  Title: President and
                                                         Chief Executive Officer

                                LIST OF SCHEDULES

SCHEDULE/EXHIBITS                      DESCRIPTION
-----------------                      -----------
Exhibit A            List of Companies and Publications/Operations

Exhibit B            Form of Pension and Employee Benefits Plans Agreement

Exhibit C            Form of Transitional Services Agreement

Exhibit D            Form of Non-Competition Agreement

Exhibit E            Form of Opinion of Kaye Scholer LLP

Exhibit F            Form of Advertising Representation Agreement

Exhibit G            Form of CanWest News Services Agreement

Exhibit H            Form of CanWest Editorial Services Agreement

Exhibit I            Form of Electronic Distribution Agreement

Schedule 1.1(a)      Arbitration Procedures

Schedule 1.1(b)      Permitted Encumbrances

Schedule 3.4         Net Working Capital Calculation

Schedule 3.6         Allocation of Share Purchase Price

Schedule 4.4         Capitalization

Schedule 4.10(a)     Financial Statements

Schedule 4.10(b)     Interim Financial Statements

Schedule 4.12        Changes and Unusual Transactions

Schedule 4.18        Governmental Authorizations

Schedule 4.19        Intellectual Property

Schedule 4.20        Owned Real Property

Schedule 4.21        Leased Real Property

Schedule 4.23        Environmental Matters

Schedule 4.24        Employment Matters

Schedule 4.25        Collective Agreements

Schedule 4.26        Pension and Benefit Plans

Schedule 4.28        Material Contracts

Schedule 4.29        Litigation

Schedule 4.30        Tax Matters

Schedule 4.35        Commercial Print Customers

Schedule 4.36        Services Provided to the Companies

Schedule 9.12        Inactive St. Catharines Employees

                                    EXHIBIT A
                               PURCHASED COMPANIES

                COMPANY                               PUBLICATIONS/OPERATIONS
                -------                               -----------------------
1. BRANTFORD EXPOSITOR GROUP INC.       (a)   The Expositor (Brantford, Daily, Paid)

                                        (b)   Midweek (Brantford, Weekly, Free)

                                        (c)   Weekender (Brantford, Weekly, Free)

                                        (d)   TV Times (Brantford, Weekly, Free)

                                        (e)   Homes (Brantford, Weekly, Free)

                                        (f)   Life Matters (Brantford, 8 times/year, Free)

2. FLAMBOROUGH REVIEW NEWSPAPER INC.    (a)   Flamborough Review (Flamborough, Weekly, Free)

3. HAMILTON PRINTING GROUP INC.         (a)   Printing Operation

4. NIAGARA NEWSPAPER GROUP INC.         (a)   The Dunnville Chronicle (Dunnville, Weekly, Paid)

                                        (b)   Niagara Falls Review (Niagara Falls, Daily, Paid)

                                        (c)   Weekend Update (Niagara Falls, Weekly, Free)

                                        (d)   The Tribune (Welland, Daily, Paid)

                                        (e)   The Tribune Extra (Welland, Weekly, Free)

                                        (f)   In Port (Welland, Weekly, Free)

                                        (g)   Pelham News (Welland, Weekly, Free)

5. PENINSULA NEWSPAPER GROUP INC.       (a)   Rannie Group

                                              (i)    Weekend Edition (Grimsby, Weekly, Free)

                                              (ii)   Niagara Advance (Niagara Lake, Weekly, Free)

                COMPANY                                         PUBLICATIONS/OPERATIONS
                -------                                         -----------------------
                                              (iii)  The Times (Fort Erie, Weekly, Free)

                                              (iv)   The Fort Erie Shopping Times (Fort Erie, Weekly, Free)

                                              (v)    Niagara Shopping News (Niagara Falls, Bi-Weekly, Free)

                                              (vi)   Welland Regional Shopping News (Welland, Weekly, Free)

                                              (vii)  St. Catharines Shopping News (St. Catharines, Weekly, Free)

                                        (b)   Rannie Publications Group

                                              (i)    Lincoln Post Express (Weekly, Free)

                                              (ii)   West Lincoln Review (Weekly, Free)

                                              (iii)  Grimsby Independent (Grimsby, Weekly, Free)

6. SOUTHERN ONTARIO COMMUNITY           (a)   The Brabant Group
   NEWSPAPER GROUP INC.
                                              (i)    Ancaster News (Weekly, Voluntary Pay)

                                              (ii)   Dundas Star News (Weekly, Free)

                                              (iii)  Hamilton News - Mountain Edition (Weekly, Free)

                                              (iv)   Stoney Creek News (Weekly, Free)

                                              (v)    Real Estate News & Business Guide (Weekly, Free)

                                              (vi)   New Homes News (Weekly, Free)

                COMPANY                                 PUBLICATIONS/OPERATIONS
                -------                                 -----------------------

                                        (b)   The Fairway Group

                                              (i)    New Hamburg Independent (Weekly, Paid)

                                              (ii)   Cambridge Times (Bi-Weekly, Voluntary Pay)

                                              (iii)  The Guelph Tribune (Bi-Weekly, Voluntary Pay)

                                              (iv)   Waterloo Chronicle (Weekly, Voluntary Pay)

                                              (v)    Forever Young (Monthly, Free)

7. ST. CATHARINES STANDARD GROUP INC.   (a)   The Standard (St. Catharines, Daily, Paid)

8. CANWEST ST. CATHARINES R.P.          (a)   No Publications (holding company for real
   HOLDINGS INC.                              property used by St. Catharines Standard)

                                 SCHEDULE 1.1(a)

                             ARBITRATION PROCEDURES

1.       DEFINITIONS AND INTERPRETATION

         (a) DEFINITIONS - Unless otherwise defined in this Schedule, all capitalized terms defined in the Agreement which are used in this Schedule have the same meaning as provided for those terms in the Agreement. Where used in this Schedule, unless the context or subject matter otherwise requires, the following words and phrases will have the meaning set forth below:

                  "Approved Arbitrator" means a retired judge of the Ontario Superior Court or a comparably qualified individual.

                  "Arbitrator" means the Arbitrator appointed pursuant to
                  Section 2 of this Schedule.

                  "Dispute" means any matter which a Party, in accordance with the terms of the Agreement, submits to arbitration in accordance with the terms of this Schedule.

                  "Procedures" means the arbitration procedures described in this Schedule.

                  "Schedule" means this schedule of arbitration procedures and all exhibits attached hereto.

         (b) GOVERNING LAW AND JURISDICTION - All Disputes referred to arbitration (including the scope of the agreement to arbitrate, the law relating to the enforcement of the agreement to arbitrate, any relevant limitation periods, the law governing the procedure of the arbitration, the law relating to available remedies, set-off claims, conflict of laws rules and claims to costs and interest) shall be governed by the laws of the Province of Ontario. Except as expressly provided otherwise in this Schedule or the Agreement, the provisions of the Arbitration Act, 1991 S.O. 1991 c.17 (Ontario) (the "Arbitration Act") shall apply in respect of any arbitration conducted pursuant to this Schedule.

         (c) TIME - In the computation of time under the Procedures or an order or direction given by the Arbitrator pursuant to this Schedule, except where a contrary intention appears or the Parties otherwise agree:

                  (i) where there is a reference to a number of days between two events, those days shall be counted by excluding the day on which the first event happens and including the day on which the second event happens, even if they are described as clear days or the words "at least" are used;

                  (ii) where the time for doing any act under this Schedule or any order or direction given by the Arbitrator expires on a day which is not a Business Day, the act may be done on the next day that is not a Business Day; and

                  (iii) delivery of a document or notice provided for in this Schedule or any order or direction given by the Arbitrator made after 4:00 p.m. (Toronto time) or at any time on a day which is not a Business Day, shall be deemed to have been made on the next Business Day.

2. COMMENCEMENT OF ARBITRATION - Any Party to the Agreement (the "Applicant") may commence arbitration for a Dispute by delivering a written notice (a "Complaint") to the Party against whom the Applicant seeks a remedy (the "Respondent"). In the Complaint, the Applicant shall describe the substance of the Dispute and name three (3) persons whom the Applicant is prepared to appoint as arbitrator, each of such persons to be an Approved Arbitrator. Within 10 days of the receipt of the Complaint, the Respondent shall by written Notice to the Applicant appoint one of the three (3) persons named by the Applicant or provide the Applicant with a list of three (3) persons who are Approved Arbitrators. Within 10 days of receipt of the Respondent's list, by written Notice to the Respondent, the Applicant shall appoint one (1) of such persons, or provide a further list of (3) three Approved Arbitrators. The Parties shall continue to exchange lists of three (3) Approved Arbitrators in this fashion until an Approved Arbitrator is appointed. If an Arbitrator is not appointed within 30 days of the initial receipt by the Respondent of the Complaint, either Party may apply to a judge of the Ontario Superior Court of Justice to appoint the Arbitrator on behalf of the Parties.

3. ARBITRATION PROCEDURES - The following procedures shall apply to the arbitration of any Dispute, except as the Parties may otherwise agree or as the Arbitrator otherwise directs:

         (a) Within 10 days of the appointment of the Arbitrator, the Applicant shall deliver to the Respondent and the Arbitrator a written statement (the "Claim") concerning the Dispute setting forth, with particularity, the full names, descriptions and addresses of the Parties, the nature of the Claim, the allegations of fact supporting the Dispute submitted for arbitration and the relief or remedy sought.

         (b) Within 20 days after the delivery of the Claim, the Respondent shall deliver to the Applicant and the Arbitrator a written response (the "Answer") to the Claim setting forth, with particularity, its position on the Dispute and the allegations of fact supporting the Answer.

         (c) If any Respondent fails to deliver an Answer within the time limit referred to in subsection 3(b) of this Schedule, that Respondent shall, subject to subsection 3(f), be deemed to have admitted the allegations of fact alleged in the Claim and have accepted the Applicant's entitlement to the relief and remedy set out in the Claim.

         (d) Within 7 days after the delivery of any Answer, the Applicant may deliver to the Respondent and the Arbitrator a written reply (the "Reply") to that Answer, setting forth, with particularity, its response, if any, to the Answer.

         (e) If the Respondent wants to submit any other Dispute to the Arbitrator it may, within the time provided for the delivery of the Answer to the Claim, also deliver to the Applicant and the Arbitrator a counter-complaint (the "Counter-Complaint") setting forth, with particularity, the nature of the Counter-Complaint, the allegations of fact supporting the Counter-Complaint and the relief or remedy sought, for the Arbitrator to decide. Within 15 days of the delivery of a Counter-Complaint, the Applicant shall deliver to the Respondent making a Counter-Complaint and the Arbitrator an Answer to such Counter-Complaint setting forth, with particularity, its position on the Counter-Complaint and the allegations of fact supporting the Counter-Complaint. If the Applicant fails to deliver an Answer to the Counter-Complaint within such 15-day period, the Applicant will be deemed, subject to subsection (f) to have admitted the allegations of fact alleged in the Counter-Complaint, and have accepted the Respondent's entitlement to the relief and remedy set out in the Counter-Complaint. Within 7 days after the delivery of an Answer to the Counter-Complaint, the Respondent may deliver to the Applicant and the Arbitrator a Reply to such Answer setting forth, with particularity, its response to such Answer. Any Dispute submitted to arbitration in accordance with this subsection 3(e) shall be governed by, and dealt with as if it were the subject of a Complaint, that shall be determined by the same Arbitrator as part of the same arbitration proceeding as the Complaint.

         (f) The time limits set for the delivery of the documents referred to in subsections 3(a) to (e) inclusive may be extended by agreement of the Parties to the Agreement or by the Arbitrator for such period, on such terms, and for such reasons as he or she in his or her discretion may determine upon application made to the Arbitrator in writing by either the Applicant or the Respondent on notice to the other, either before the expiry of the time limit in issue or within 2 days thereafter, and the Arbitrator may relieve the applying Party of the consequences of its failure to comply with the time limit in issue, provided, however, that the other Party shall be given an opportunity to make submissions on the application.

         (g) Within 7 days following the completion of the steps set out in subsections 3(a) to (e) of this Schedule, a Party may, upon written notice to the other Party and to the Arbitrator, request the Arbitrator to give directions and make any order which is, in the discretion of the Arbitrator, reasonable regarding any procedural matters which properly should be resolved before the arbitration proceeds further, including: the amendment of any Claim, Counter-Complaint, Answer or Reply; the provision of particulars; the production of documents and the need for examinations for discoveries in connection with the arbitration, either by way of oral examination or written interrogatories and a determination as to the manner in which evidence shall be presented to the Arbitrator (by way of agreed statement of facts, affidavit evidence and transcripts of cross-examinations on such affidavit evidence or viva voce, or some combination thereof). In making any order or giving any direction in respect of any procedural matter the Arbitrator may impose such terms as are reasonable in order to ensure the completion of the arbitration in a timely manner. The notice requesting any direction or order pursuant to this subsection shall state the direction or order sought and set out the reasons for seeking such direction or order. Nothing in this subsection shall be taken to limit the jurisdiction of the Arbitrator to deal with procedural matters in accordance with the Arbitration Act.

         (h) Within 14 days of the delivery of the last of the statements described in Section 3 (each a "Statement") to the Arbitrator, or the expiry of the time for delivery of the last of such Statements, each Party may, at its option, make a reply to any Statement (a "Reply Statement").

         (i) In the case where no Party has requested directions in accordance with paragraph 3(g), the Parties shall have an opportunity to make oral submissions to the Arbitrator following the delivery of the Statements provided for in paragraph 3(h). Such oral submissions shall be made at a hearing ("Hearing") to be scheduled for a date within 30 days of the delivery of the Reply Statements provided for in subparagraph 3(h).

         (j) Unless the time for making an award is extended by agreement of the Parties or by court order, the Arbitrator shall make an award within 60 days after completion of any Hearing. The award shall be in writing and shall state the reasons on which it is based. Executed copies of all awards shall be delivered by the Arbitrator to each Party as soon as is reasonably possible.

4. AGREEMENT TO BE BOUND - Notwithstanding the provisions of Section 2 of this Schedule, no individual shall be appointed as Arbitrator unless he or she agrees in writing to be bound by the provisions of this Schedule.

5. ARBITRATOR DISCRETION - Subject to the Arbitration Act, the Agreement and this Schedule, the Arbitrator may conduct the arbitration in such manner as the Arbitrator considers appropriate.

6. INTERIM RELIEF - At the request of any Party, the Arbitrator may take such interim measures as the Arbitrator considers necessary in respect of the Dispute, including measures for the preservation of assets, the conservation of goods or the sale of perishable goods. The Arbitrator may require security for the costs of such measures.

7. REMEDIES - The Arbitrator may make final, interim, interlocutory and partial awards. An award may grant any remedy or relief which the Arbitrator considers just and equitable and consistent with the intention of the Parties under the Agreement. The Arbitrator shall state in the award whether or not the Arbitrator views the award as final or interim, for purposes of any judicial proceedings in connection with such award.

8. DECISION OF ARBITRATOR OR PANEL FINAL AND BINDING - Any award rendered or determination made by the Arbitrator or by the Panel, as applicable, including any determination relating to interim or interlocutory matters, shall be final and binding and there shall be no appeal therefrom, subject only to the provisions for putting aside an award contained in Section 46 of the Arbitration Act. Except as specifically provided herein, all issues arising in connection with the Dispute and the resolution thereof, including issues relating to interlocutory and interim matters, shall be resolved by the

         Arbitrator or by the Panel pursuant to the procedures set forth herein and shall not be resolved by application to the Ontario Superior Court of Justice or any other court.

9. COSTS OF ARBITRATION - The fees and expenses of the Arbitrator and costs of the arbitration facilities shall be billed to and paid in equal proportions by the Parties to the Arbitration. The Arbitrator shall have the power to award costs, including the fees and expenses of the Arbitrator and costs of the arbitration facilities, in whole or in part where it is fair and reasonable, upon hearing submissions by any Party to the Arbitration requesting same, and any responding submissions from the other Party to the Arbitration. Unless otherwise specifically ordered by the Arbitrator, any costs awarded shall be on a party and party scale and not on a solicitor and client scale, or substantial indemnity scale.

10. NOTICES - All Notices and all other documents required or permitted by this Schedule to be given by any Party to the arbitration to any other of them shall be given in accordance with Section 11.3 of the Agreement. All Notices and all other documents required or permitted by this Schedule to be given by any Party to the arbitration to the Arbitrator shall be given in accordance with the Arbitrator's instructions.

11. EXCLUSIONS - Section 45 of the Arbitration Act shall be excluded in relation to any Arbitration pursuant to the provisions of this Schedule.

12. CONFIDENTIALITY - The Parties shall keep confidential and not disclose to any Person the existence of the Arbitration and any element of the Arbitration (including submissions and any evidence or documents presented or exchanged and any awards thereunder), except to the Arbitrator, the Parties' shareholders, auditors and insurers, legal counsel to the Parties and any other Person necessary to the conduct of the Arbitration and except to the extent required by law, the rules of a stock exchange or securities regulatory authority having jurisdiction over a Party or required to enforce any award or decision made pursuant thereto. No individual shall be appointed as an Arbitrator unless he or she agrees in writing to be bound by a confidentiality provision similar in form and substance to this Section 12.

13. EXPERTS - The Arbitrator shall not, without the written consent of all the parties to the arbitration, appoint any expert or other consultant or retain any counsel to advise him or her.

14. PLACE AND LANGUAGE - Unless otherwise agreed by the Parties to the Arbitration, the place of the arbitration shall be Toronto, Ontario and any hearing in the course of the arbitration shall take place in Toronto, Ontario in the English language. The Arbitrator may hold hearings at a location other than the place of the arbitration if the parties to the arbitration agree.

                                 SCHEDULE 1.1(b)

                             PERMITTED ENCUMBRANCES

"PERMITTED ENCUMBRANCES" means:

SECTION A

1.       Hollinger ROFR

2. Encumbrances granted in favour of The Bank of Nova Scotia, as administrative agent for a syndicate of Lenders, which encumbrances will be released on Closing, and any registrations in respect of which will be discharged forthwith after Closing.

3. Encumbrances with respect to the Guarantees to be discharged or extinguished as contemplated by this Agreement.

SECTION B

4. Applicable municipal by-laws, development agreements, subdivision agreements, site plan agreements and building restrictions which do not in the aggregate materially adversely affect the current use or value of the Real Property affected thereby and provided the same have been complied with in all material respects to the Closing Date including the posting of any required security for performance of obligations thereunder.

5. Any easements, servitudes, rights-of-way, licenses, restrictions that run with the land and other minor Encumbrances (including easements, rights-of-way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) which do not materially adversely affect the current use or value of the Real Property affected thereby and provided the same have been complied with in all material respects to the Closing Date.

6. Defects or irregularities in title to the Real Property which are of a minor nature and do not materially adversely affect the current use or value of the Real Property affected thereby and provided the same have been complied with in all material respects to the Closing Date.

7. Inchoate liens for taxes, assessments, governmental charges or levies not due as at the Closing Date.

8.       Inchoate liens for public utilities not due as at the Closing Date.

9. Rights of equipment lessors under Equipment Contracts provided the terms of such Equipment Contracts have been fully performed to the Closing Date.

10. The reservations in any original grants from the Crown of any land or interests therein and statutory exceptions to title.

11. Any privilege in favour of any lessor, licensor or permitter for rent to become due or for other obligations or acts, the performance of which is required under Contracts, or Real Property Leases, so long as the payment of such or the performance of such other obligation or act is not delinquent and provided that such liens or privileges do not materially adversely effect the use or value of the assets of the Company affected thereby.